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Exhibit 1

Second Quarter Report
 2006

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2006 SECOND QUARTER RESULTS

August 10, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six months ended June 30, 2006. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2006	2005	2006	2005
Revenues	$46,578	$36,217	$90,317	$72,701
Net income	$29,167	$22,296	$51,339	$38,710
Funds from operations ("FFO")(2)	$36,047	$26,377	$69,263	$52,870
Diluted FFO per share(2)	$0.75	$0.55	$1.43	$1.10

	MID CONSOLIDATED(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2006	2005	2006	2005
Revenues
Real Estate Business	$46,578	$36,217	$90,317	$72,701
Magna Entertainment Corp. ("MEC")(3)	188,329	173,679	471,079	419,911
Eliminations	(7,528)	(706)	(13,924)	(1,216)

	$227,379	$209,190	$547,472	$491,396

Net income (loss)
Real Estate Business	$29,167	$22,296	$51,339	$38,710
MEC — continuing operations	(16,275)	(10,380)	(13,499)	(13,569)
Eliminations	153	(3,209)	(355)	(3,642)

Income (loss) from continuing operations	13,045	8,707	37,485	21,499
MEC — discontinued operations(4)	617	(5,477)	679	(5,087)

	$13,662	$3,230	$38,164	$16,412

Diluted earnings per share from continuing operations	$0.27	$0.18	$0.78	$0.45
Diluted earnings per share	$0.28	$(0.11)	$0.79	$(0.11)

(1)	Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.
(3)	Excludes revenues from MEC's discontinued operations.
(4)
MEC's discontinued operations consist of the operations of Maryland-Virginia Racing Circuit, Inc. and Flamboro Downs, which were sold by MEC on September 30, 2005 and October 19, 2005, respectively, and the sale of a restaurant and related real estate in the United States on May 26, 2006.

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REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the second quarter of 2006 we brought on-stream five projects, representing an aggregate of 454 thousand square feet of leaseable area at a cost of $21.3 million. Projects brought on-stream in the second quarter of 2006 included four expansion projects and the purchase of a 343 thousand square foot building and 18.8 acres of related land in Saltillo, Mexico from a third party. On the closing of the Saltillo acquisition, we assumed an existing lease with a subsidiary of Magna for 58% of the building and entered into a lease with the vendor for the remaining portion.

At June 30, 2006, the Real Estate Business had four properties under development: one in each of Canada, Austria, the United States and the Czech Republic. These expansions to existing facilities will add 159 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $15.1 million, of which $11.2 million had been incurred as of June 30, 2006.

At June 30, 2006, the Real Estate Business had 27.1 million square feet of leaseable area, with annualized lease payments of $158.0 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

John Simonetti, Chief Executive Officer and Interim Chief Financial Officer, commented, "Our core real estate business posted strong results in the second quarter of 2006 as we realized the returns on our investments over the past few years. Looking forward, however, our development pipeline is lighter than usual. We have primarily relied on Magna for our growth, which reinforces the need for us to find ways to maintain a collaborative framework between us and Magna that makes it mutually beneficial for them to outsource their real estate needs to us."

Financial Results for the Three Months Ended June 30, 2006

For the three months ended June 30, 2006, revenues were $46.6 million, an increase of 29% over revenues for the three months ended June 30, 2005. The higher revenues reflect ongoing initiatives, including $1.3 million from completed Magna development projects coming on-stream and the acquisition of the property in Mexico discussed above, $0.6 million from contractual rent increases on our existing rental portfolio and $6.8 million of higher interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries (the "MEC Financing Arrangements"). Changes in foreign exchange rates increased revenues by $1.2 million and the impact of straight-line and other adjustments further increased revenues by $0.4 million.

FFO in the three months ended June 30, 2006 was $36.0 million, representing an increase of $9.7 million or 37% over FFO for the three months ended June 30, 2005. The improvement in FFO is due to a revenue increase of $10.4 million and a $1.6 million decrease in general and administrative expenses, partially offset by increases in net interest expense of $1.2 million and current income tax expense of $1.1 million.

Net income for the second quarter of 2006 was $29.2 million, an increase of $6.9 million or 31% over the prior year. The increase resulted from the increase in revenues of $10.4 million, a $1.6 million decrease in general and administrative expenses, dilution and other gains of $1.9 million and a $4.0 million reduction in income tax expense, partially offset by increased depreciation and amortization of $0.5 million, increased net interest expense of $1.2 million and a $9.3 million gain on disposal of real estate in the second quarter of 2005.

General and administrative expenses in the second quarter of 2006 decreased by $1.6 million to $3.6 million from $5.2 million in the second quarter of 2005. General and administrative expenses for the second quarter of 2005 included $0.8 million of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. (the "Shareholder's Proposals"). General and administrative expenses for the second quarter of 2006 included a $0.7 million recovery under the Company's insurance policy of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "OTHER MATTERS — Litigation"). Excluding these items, general and administrative expenses decreased marginally by $0.1 million compared to the second quarter of 2005.

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Our outstanding debentures are denominated in Canadian dollars and the increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar, as well as reduced interest income and lower capitalized interest. Interest income decreased to $0.7 million in the second quarter of 2006 compared to $1.5 million in the second quarter of 2005, due primarily to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.2 million in the second quarter of 2006 compared to $0.3 million in the second quarter of 2005.

During the three months ended June 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

In the three months ended June 30, 2006, the Real Estate Business' income tax expense was $3.2 million, representing an effective tax rate of 9.8% compared to an effective tax rate for the three months ended June 30, 2005 of 24.4%. The income tax expense for the second quarter of 2006 is significantly lower than the prior year because of (i) a $2.4 million future tax recovery realized from the reduction in the future Canadian tax rate, and (ii) the $1.9 million currency translation gain realized in the second quarter of 2006, which is not subject to tax. The income tax expense for the second quarter of 2005 included $3.4 million of income tax expense related to the gain on disposal of real estate. Excluding these items, the Real Estate Business' income tax expense for the second quarter of 2006 was $5.6 million, representing an effective tax rate of 18.2% compared to income tax expense in the second quarter of 2005 of $3.9 million, representing an effective tax rate of 19.1%.

Financial Results for the Six Months Ended June 30, 2006

For the six months ended June 30, 2006, revenues were $90.3 million, an increase of 24% over revenues in the six months ended June 30, 2005. The higher revenues reflect ongoing initiatives, including $2.9 million from completed Magna development projects coming on-stream and the acquisition of the property in Mexico, $1.1 million from contractual rent increases on our existing rental portfolio and $12.7 million of higher interest and other income earned from the MEC Financing Arrangements. Changes in foreign exchange rates increased revenues by $0.5 million and the impact of straight-line and other adjustments increased revenues by $0.4 million.

FFO in the six months ended June 30, 2006 was $69.3 million, an increase of $16.4 million or 31% over FFO for the six months ended June 30, 2005 of $52.9 million. This improvement in FFO is due to a revenue increase of $17.6 million and a $2.4 million decrease in general and administrative expenses, partially offset by increases in net interest expense of $2.0 million and current income tax expense of $1.6 million.

Net income for the six months ended June 30, 2006 was $51.3 million, an increase of $12.6 million or 33% over net income of $38.7 million for the same period in the prior year. The change over the prior year was a result of increased revenues of $17.6 million, a decrease in general and administrative expenses of $2.4 million, dilution and other gains of $1.9 million (as discussed above) and a $2.7 million reduction in income tax expense, offset by a $9.4 million gain on disposal of real estate in the prior year and increases in depreciation and amortization of $0.6 million and net interest expense of $2.0 million.

General and administrative expenses decreased by $2.4 million from $10.6 million for the six months ended June 30, 2005 to $8.2 million for the six months ended June 30, 2006. General and administrative expenses for the six months ended June 30, 2005 included $2.6 million of costs incurred in association with the Shareholder's Proposals. General and administrative expenses for the six months ended June 30, 2006 included $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "OTHER MATTERS — Litigation"), which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $0.9 million to $8.9 million in the six months ended June 30, 2006 compared to $8.0 million in the prior year. The increase was primarily due to $0.5 million of repairs and maintenance costs incurred on an income-producing property and increased professional fees related to Sarbanes-Oxley compliance.

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The increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar, resulting in higher reported interest expense on the Company's outstanding debentures as well as reduced interest income and lower capitalized interest. Interest income decreased to $1.7 million for the six months ended June 30, 2006, compared to $2.9 million for the six months ended June 30, 2005, due primarily to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.4 million for the six months ended June 30, 2006, compared to $0.7 million for the six months ended June 30, 2005.

In the six months ended June 30, 2006, the Real Estate Business' income tax expense was $8.2 million, representing an effective tax rate of 13.8% compared to an effective tax rate for the six months ended June 30, 2005 of 22.0%. Excluding the unusual items noted under our discussion of the financial results for the three months ended June 30, 2006, the Real Estate Business' income tax expense for the six months ended June 30, 2006 was $10.6 million, representing an effective tax rate of 18.4% compared to income tax expense of $7.5 million in the six months ended June 30, 2005, representing an effective tax rate of 18.8%.

MAGNA ENTERTAINMENT CORP.

At June 30, 2006, the market value of MID's shareholding in MEC was $330.5 million, based on the Nasdaq closing price of $5.26 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

On July 26, 2006, we announced that we had agreed to amend the existing project financing facility provided in December 2004 to the subsidiary of MEC that operates the Gulfstream Park racetrack in Florida by adding a new tranche of up to $25.8 million (plus costs and capitalized interest) to fund the design and construction of a slot machine facility to be located in the existing Gulfstream clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of 500 slot machines. In addition, we announced that we had agreed to extend the maturity date of the bridge loan to MEC from August 31, 2006 to December 5, 2006, in anticipation of the final closing of MEC's sale of The Meadows racetrack in Pennsylvania on the terms announced by MEC on July 26, 2006.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's results have been restated to distinguish between results from continuing operations and results from discontinued operations. Discontinued operations in the three and six months ended June 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006. In addition, discontinued operations in the three and six months ended June 30, 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

Financial Results for the Three and Six Months Ended June 30, 2006

MEC's revenues for the three and six months ended June 30, 2006 increased 8% to $188.3 million and 12% to $471.1 million, respectively, from the prior year comparable periods. The increase in revenues in the second quarter of 2006 is primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005, increased revenues in MEC's California operations due to increased handle and wagering at Santa Anita Park as a result of four additional live race days compared to the prior year period, an increase in food and beverage revenues in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005, and increased wagering revenues at MagnaBet™. These increases were partially offset by decreases in revenues due to five fewer live race days at Lone Star Park and four fewer live race days at Golden Gate Fields compared to the prior year and increased competition at MEC's Southern U.S. operations from racetracks in surrounding states and internet wagering operations. The increase in revenues in the six months ended June 30, 2006 is primarily due to the same factors noted above for the three months ended June 30, 2006, except that for the six months ended June 30, 2006, revenues at Golden Gate Fields increased due to 15 additional live race days compared to the prior year period. MEC's Florida operations also experienced increased revenues due to the opening of the new clubhouse facility at Gulfstream Park.

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Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding dilution and other gains and the minority interest impact ("EBITDA"), was $3.1 million for the second quarter in 2006, compared to $3.8 million in the prior year. EBITDA was $32.4 million in the six months ended June 30, 2006 compared to $15.3 million in the prior year. The $0.7 million decrease in EBITDA for the three months ended June 30, 2006 is primarily due to $14.6 million of increased revenues, partially offset by $9.8 million of increased purses, awards and other expenses, and $5.5 million of increased operating costs and general and administrative expenses. The increase in operating costs and general and administrative expenses is primarily due to increased corporate costs relating to severance, professional fees and bank charges, increased employee costs at Remington Park relating to the casino operations and adjustments recorded at XpressBet® in the second quarter of 2006 related to asset write-offs and increased accruals. The $17.1 million increase in EBITDA for the six months ended June 30, 2006 is primarily due to $51.2 million of increased revenues and $2.9 million of gains on the disposal of real estate in the first quarter of 2006, partially offset by $27.4 million of increased purses, awards and other expenses and $9.5 million of increased operating costs and general and administrative expenses. The increase in operating costs and general and administrative expenses is primarily due to the same factors mentioned above for the second quarter of 2006.

MEC incurred a net loss for the three and six months ended June 30, 2006 of $15.7 million and $12.8 million, respectively, compared to a net loss of $15.9 million and $18.7 million, respectively, in the prior year. Excluding the $0.6 million of income and $5.5 million loss from discontinued operations in the three months ended June 30, 2006 and 2005, respectively, the $5.9 million increase in net loss in the second quarter of 2006 is primarily due to the decrease in EBITDA noted above, increased depreciation expense primarily as a result of the opening of the new clubhouse facility at Gulfstream Park in the first quarter of 2006 and the opening of the Remington Park casino facility in November 2005, and increased interest expense on the MEC Financing Arrangements, partially offset by an increased minority interest recovery due to the increase in MEC's net loss before dilution and other gains and the minority interest impact. Excluding the $0.7 million of income and $5.1 million loss from discontinued operations in the six months ended June 30, 2006 and 2005, respectively, the $0.1 million reduction in net loss in the second quarter of 2006 is primarily due to the decrease in EBITDA noted above and increases in depreciation expense and interest expense due to the same factors mentioned above for the second quarter of 2006.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2006. The dividend is payable on or after September 15, 2006 to shareholders of record at the close of business on August 31, 2006.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On July 14, 2006, the applicants filed with the Court a supplementary factum and supporting materials for the purpose of providing the Court with an update concerning events at MID and MEC subsequent to the conclusion of the hearing. On July 20, 2006, the respondents filed supplementary facta and supporting materials responding to the materials filed by the applicants.

Toronto Stock Exchange ("TSX") Symbol Change

As a result of a decision by the TSX to discontinue its symbol extension program, effective June 5, 2006, the Company's stock symbols on the TSX changed from MIM.SV.A and MIM.MV.B to MIM.A and MIM.B, respectively.

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CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the second quarter results on August 10, 2006 at 10:30 am EST. The number to use for this call is 1-866-249-5221. The number for overseas callers is 416-644-3423. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer and Interim Chief Financial Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21196653 followed by the number sign) and the rebroadcast will be available until August 17, 2006.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact John D. Simonetti, Chief Executive Officer and Interim Chief Financial Officer, at 905-726-7619. For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income	$29,167	$22,296	$51,339	$38,710
Add back (deduct):
Depreciation and amortization	9,740	9,202	19,111	18,474
Future income taxes	(939)	835	739	1,740
Gain on disposal of real estate	—	(5,956)	(5)	(6,054)
Dilution and other gains	(1,921)	—	(1,921)	—

Funds from operations	$36,047	$26,377	$69,263	$52,870

Basic and diluted funds from operations per share	$0.75	$0.55	$1.43	$1.10

Average number of shares outstanding (thousands)
Basic	48,290	48,260	48,290	48,244
Diluted	48,343	48,308	48,345	48,305

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Management's Discussion and Analysis of Results of Operations and
Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and six months ended June 30, 2006. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at August 8, 2006. Additional information relating to MID, including the Annual Information Form dated March 30, 2006, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC plans to develop certain of these under-utilized lands and re-develop certain of the properties used in its racing operations. Two of MEC's racetracks (one in the United States and one in Austria) include casino operations with alternative gaming machines and MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development or redevelopment of MEC's lands and properties, including those used in its core racing and alternative gaming operations.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 58% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 49% of the Company's consolidated total assets, excluding MEC's assets held for sale, as at June 30, 2006, and 86% of the Company's consolidated revenues for the six months ended June 30, 2006. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following tables reflect the changes in the average exchange rates during the three and six months ended June 30, 2006 and 2005, as well as the exchange rates as at June 30, 2006, March 31, 2006 and December 31, 2005, between the most common currencies in which the Company conducts business (the euro and the Canadian dollar) and MID's U.S. dollar reporting currency.

	Average exchange rates for the three months ended June 30,			Average exchange rates for the six months ended June 30,
	2006	2005	Change	2006	2005	Change
1 Canadian dollar equals U.S. dollars	0.892	0.803	11%	0.879	0.810	9%
1 euro equals U.S. dollars	1.259	1.255	—	1.231	1.283	(4%)

	Exchange rates as at
	June 30, 2006	March 31, 2006	Change to June 30, 2006	December 31, 2005	Change to June 30, 2006
1 Canadian dollar equals U.S. dollars	0.897	0.857	5%	0.858	5%
1 euro equals U.S. dollars	1.278	1.214	5%	1.184	8%

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

At June 30, 2006, the Real Estate Business of MID comprises a global portfolio of 110 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 27.1 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its subsidiaries (collectively, "Magna") are the tenants in all but four of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's operating divisions are grouped along product lines into ten broad product areas: metal body and chassis, closures, electronics, exteriors, interiors, mirrors, powertrain, roof systems, seating, and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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Highlights

	Three months ended June 30,			Six months ended June 30,
(in millions, except per share information)	2006	2005	Change	2006	2005	Change
Rental revenues	$39.0	$35.5	10%	$76.4	$71.5	7%
Interest and other income from MEC	$7.5	$0.7		$13.9	$1.2
Net income	$29.2	$22.3	31%	$51.3	$38.7	33%
Funds from operations ("FFO")(1)	$36.0	$26.4	37%	$69.3	$52.9	31%
Diluted FFO per share(1)	$0.75	$0.55	36%	$1.43	$1.10	30%

	As at
(in millions, except number of properties)	June 30, 2006	December 31, 2005	Change
Number of income-producing properties	110	109	1%
Leaseable area (sq.ft.)	27.1	26.5	2%
Annualized lease payments ("ALP")(2)	$158.0	$145.6	9%
Income-producing property, gross ("IPP")	$1,487.0	$1,391.4	7%
ALP as percentage of IPP	10.6%	10.5%

(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the tables under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2006 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2006 — Funds From Operations".

(2)
Annualized lease payments represent the total annual rent of the Company assuming the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period as noted previously in the table under the heading "GENERAL — Foreign Currencies".

Real Estate Business Results of Operations — Three Months Ended June 30, 2006

Rental Revenue

Rental revenue, three months ended June 30, 2005	$35.5
Completed projects on-stream	1.3
Contractual rent increases	0.6
Effect of changes in foreign currency exchange rates	1.2
Decrease in straight-line rent reduction adjustment	0.3
Other	0.1

Rental revenue, three months ended June 30, 2006	$39.0

During the three months ended June 30, 2006, projects representing 0.5 million square feet of leaseable area were brought on-stream, contributing $0.3 million of revenue in the second quarter of 2006 (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2006 — Annualized Lease Payments" for further details of projects brought on-stream in the three months ended June 30, 2006). Projects representing 0.8 million square feet of leaseable area which were brought on-stream in 2005 and the first quarter of 2006 contributed $1.0 million of additional revenue in the second quarter of 2006.

Changes in foreign exchange rates resulted in a $1.2 million increase in the reported U.S. dollar amount of rental revenues, primarily driven by the increase in value of the Canadian dollar against the U.S. dollar in the second quarter of 2006 compared to the second quarter of 2005.

10    MI Developments Inc.      2006

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, increased from $0.7 million in the three months ended June 30, 2005 to $7.5 million in the three months ended June 30, 2006. The increase is due primarily to the increased level of borrowings by certain subsidiaries of MEC under the MEC Project Financing Facilities during the second quarter of 2006 compared to the second quarter of 2005. Furthermore, the MEC Bridge Loan was not established until the third quarter of 2005. See "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details of the MEC Project Financing Facilities and MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses in the second quarter of 2006 decreased by $1.6 million to $3.6 million from $5.2 million in the second quarter of 2005. General and administrative expenses for the second quarter of 2005 included $0.8 million of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. (the "Shareholder's Proposals"). General and administrative expenses for the second quarter of 2006 included a $0.7 million recovery under the Company's insurance policy of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS"). Excluding these items, general and administrative expenses decreased marginally by $0.1 million compared to the second quarter of 2005.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 6% to $9.7 million in the three months ended June 30, 2006, compared to $9.2 million in the three months ended June 30, 2005, due primarily to new projects brought on-stream since June 30, 2005 and the foreign exchange impact from a stronger Canadian dollar.

Interest Expense, net

Net interest expense was $2.9 million in the three months ended June 30, 2006, compared to $1.6 million for the three months ended June 30, 2005. The Company's Senior Unsecured Debentures (the "Debentures") are denominated in Canadian dollars and the increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar as well as reduced interest income and lower capitalized interest. Interest income decreased to $0.7 million in the second quarter of 2006 compared to $1.5 million in the second quarter of 2005, due primarily to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.2 million in the second quarter of 2006 compared to $0.3 million in the second quarter of 2005.

Gain on Disposal of Real Estate

In the second quarter of 2005, the Real Estate Business realized a net gain of $9.3 million on the disposal of a parcel of vacant land in Ontario, Canada, and one income-producing property in Michigan, U.S.

Dilution and Other Gains

During the three months ended June 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the three months ended June 30, 2006, the Real Estate Business' income tax expense was $3.2 million, representing an effective tax rate of 9.8% compared to an effective tax rate for the three months ended June 30, 2005 of 24.4%. The income tax expense for the second quarter of 2006 is significantly lower than the prior year because of (i) a $2.4 million future tax recovery realized from the reduction in the future Canadian tax

MI Developments Inc.      2006    11

rate, and (ii) the $1.9 million currency translation gain realized in the second quarter of 2006 which is not subject to tax. The income tax expense for the second quarter of 2005 included $3.4 million of income tax expense related to the gain on disposal of real estate. Excluding these items, the Real Estate Business' income tax expense for the second quarter of 2006 was $5.6 million, representing an effective tax rate of 18.2%, compared to income tax expense in the second quarter of 2005 of $3.9 million, representing an effective tax rate of 19.1%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The 0.9% decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the second quarter of 2006 was $29.2 million, an increase of $6.9 million or 31% over the prior year. The increase resulted from the increase in revenues of $10.4 million, a $1.6 million decrease in general and administrative expenses, dilution and other gains of $1.9 million and a $4.0 million reduction in income tax expense, partially offset by increased depreciation and amortization of $0.5 million, increased net interest expense of $1.2 million and a $9.3 million lower gain on disposal of real estate.

Funds From Operations

	Three months ended June 30,
(in thousands, except per share information)	2006	2005	Change
Net income	$29,167	$22,296	31%
Add back (deduct):
Depreciation and amortization	9,740	9,202
Future income taxes	(939)	835
Gain on disposal of real estate, net of income tax	—	(5,956)
Dilution and other gains	(1,921)	—

FFO	$36,047	$26,377	37%

Basic and diluted FFO per share	$0.75	$0.55	36%

Average number of shares outstanding (thousands)
Basic	48,290	48,260
Diluted	48,343	48,308

FFO in the three months ended June 30, 2006 was $36.0 million, representing an increase of $9.7 million or 37% over FFO for the three months ended June 30, 2005. The improvement in FFO is due to a revenue increase of $10.4 million and a $1.6 million decrease in general and administrative expenses, partially offset by increases in net interest expense of $1.2 million and current income tax expense of $1.1 million.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
FFO(1)	$19,844	$26,575	$26,493	$26,377	$31,961	$28,743	$33,216	$36,047
Diluted FFO per share(1)	$0.41	$0.55	$0.55	$0.55	$0.66	$0.60	$0.69	$0.75
Diluted shares outstanding	48,160	48,184	48,299	48,308	48,327	48,343	48,346	48,343

(1)
FFO for 2004 includes (i) $3.1 million of costs ($1.9 million net of income taxes) related to employee settlement expenses incurred in the third quarter, and (ii) $2.7 million of costs ($2.4 million net of income taxes) in the third quarter related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by

12    MI Developments Inc.      2006

  MID (the "Proposed MEC Privatization"). FFO for 2005 includes (i) a $3.1 million current tax recovery recognized in the third quarter of 2005 (offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005 and (ii) costs incurred in association with the Shareholder's Proposals and related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively. FFO for the second quarter of 2006 includes a $0.7 million recovery under the Company's insurance policy of costs incurred in association with such litigation.

Annualized Lease Payments

Annualized lease payments, as at March 31, 2006	$149.6
Completed projects on-stream	2.4
Contractual rent increases	0.5
Effect of changes in foreign currency exchange rates	5.5

Annualized lease payments, as at June 30, 2006	$158.0

Annualized lease payments at June 30, 2006 were $158.0 million, an increase of $8.4 million or 6% compared to annualized lease payments of $149.6 million at March 31, 2006.

Projects brought on-stream in the second quarter of 2006 increased annualized lease payments by $2.4 million. These projects include the purchase of a 343 thousand square foot building and 18.8 acres of related land in Saltillo, Mexico from a third party. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 58% of the building and entered into a lease with the vendor for the remaining portion. These leases increased annualized lease payments by $1.5 million. The remaining $0.9 million increase in annualized lease payments resulted from the completion of four Magna related expansion projects with 112 thousand square feet of leaseable area.

Changes in foreign exchange rates increased annualized lease payments by $5.5 million due to the weakening of the U.S. dollar against the euro and Canadian dollar at June 30, 2006 compared to March 31, 2006.

The annualized lease payments by currency at June 30, 2006 and March 31, 2006 were as follows:

	June 30, 2006		March 31, 2006
euro	$63.0	40%	$59.2	40%
Canadian dollar	50.9	32	47.9	32
U.S. dollar	41.9	27	40.4	27
Other	2.2	1	2.1	1

	$158.0	100%	$149.6	100%

Magna has informed MID of its plan to engage in a plant rationalization as a result of significant restructuring in the global automotive industry. Magna's rationalization plan includes seven facilities currently under lease from the Company, including two in North America and four in Europe. These facilities represent 608 thousand square feet of leaseable area with annualized lease payments of $2.7 million. The net book value of these facilities at June 30, 2006 was $20.7 million. Magna continues to be bound by the terms of the lease agreements with the Company regardless of its plant rationalization plan.

The impact of Magna's rationalization plan on MID to date has been relatively minor. However, as a result of this initiative and challenges in the automotive industry, the pace of Magna-related construction projects has slowed and MID management believes that this trend may continue.

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Real Estate Business Results of Operations — Six Months Ended June 30, 2006

Rental Revenue

Rental revenue, six months ended June 30, 2005	$71.5
Completed projects on-stream	2.9
Contractual rent increases	1.1
Effect of changes in foreign currency exchange rates	0.5
Decrease in straight-line rent reduction adjustment	0.3
Other	0.1

Rental revenue, six months ended June 30, 2006	$76.4

During the six months ended June 30, 2006, projects representing 0.6 million square feet were brought on-stream, contributing $0.6 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2006 — Annualized Lease Payments" for further details of projects brought on-stream in the six months ended June 30, 2006). Projects representing 1.0 million square feet of leaseable area, brought on-stream in 2005, contributed $2.3 million of additional revenue in the six months ended June 30, 2006.

In the six months ended June 30, 2006, annual contractual rent increases contributed $0.5 million in additional revenue, while other contractual rent increases contributed $0.6 million in additional revenue.

Changes in foreign exchange rates resulted in a $0.5 million increase in the reported U.S. dollar amount of rental revenues, primarily due to a 9% increase in the average exchange rate of the Canadian dollar against the U.S. dollar, partially offset by a 4% decrease in the average exchange rate of the euro against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC increased by $12.7 million from $1.2 million in the six months ended June 30, 2005 to $13.9 million in the six months ended June 30, 2006. This increase is due primarily to the increased level of borrowings by certain subsidiaries of MEC under the MEC Project Financings during the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Furthermore, the MEC Bridge Loan was not established until the third quarter of 2005. See "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details of the MEC Project Financings and MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses decreased by $2.4 million from $10.6 million for the six months ended June 30, 2005 to $8.2 million for the six months ended June 30, 2006. General and administrative expenses for the six months ended June 30, 2005 included $2.6 million of costs incurred in association with the Shareholder's Proposals. General and administrative expenses for the six months ended June 30, 2006 included $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS"), which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $0.9 million to $8.9 million in the six months ended June 30, 2006 compared to $8.0 million in the prior year. The increase was primarily due to $0.5 million of repairs and maintenance costs incurred on an income-producing property and increased professional fees related to Sarbanes-Oxley compliance.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 3% to $19.1 million in the six months ended June 30, 2006 compared to $18.5 million in the six months ended June 30, 2005, due primarily to new projects brought on-stream since June 30, 2005.

14    MI Developments Inc.      2006

Interest Expense, net

Net interest expense was $5.3 million in the six months ended June 30, 2006 compared to $3.3 million for the six months ended June 30, 2005. The increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar, resulting in higher reported interest expense on the Company's Debentures, which are denominated in Canadian dollars, as well as reduced interest income and lower capitalized interest. Interest income decreased to $1.7 million for the six months ended June 30, 2006, compared to $2.9 million for the six months ended June 30, 2005, due primarily to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.4 million for the six months ended June 30, 2006, compared to $0.7 million for the six months ended June 30, 2005.

Gain on Disposal of Real Estate

In the six months ended June 30, 2006, the Real Estate Business recognized a nominal gain on the disposal of a property held for sale, compared to a net gain of $9.4 million on the disposal of three properties held for sale and one income producing property in the six months ended June 30, 2005.

Dilution and Other Gains

During the six months ended June 30, 2006, the Real Estate Business recognized a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2006 — Dilution and Other Gains" for further details).

Income Taxes

In the six months ended June 30, 2006, the Real Estate Business' income tax expense was $8.2 million, representing an effective tax rate of 13.8% compared to an effective tax rate for the six months ended June 30, 2005 of 22.0%. The income tax expense for the six months ended June 30, 2006 is significantly lower than the prior year because of (i) a $2.4 million future tax recovery realized from the reduction in the future Canadian tax rate and (ii) the $1.9 million currency translation gain which is not subject to tax. The income tax expense for the six months ended June 30, 2005 included $3.4 million of income tax expense related to the gain on disposal of real estate. Excluding these items, the Real Estate Business' income tax expense for the six months ended June 30, 2006 was $10.6 million, representing an effective tax rate of 18.4% compared to income tax expense of $7.5 million in the six months ended June 30, 2005, representing an effective tax rate of 18.8%. The 0.4% decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the six months ended June 30, 2006 was $51.3 million, an increase of $12.6 million or 33% over net income of $38.7 million for the same period in the prior year. The change over the prior year was a result of increased revenues of $17.6 million, a decrease in general and administrative expenses of $2.4 million, dilution and other gains of $1.9 million and a $2.7 million reduction in income tax expense, offset by a $9.4 million lower gain on disposal of real estate and increases in depreciation and amortization of $0.6 million and net interest expense of $2.0 million.

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Funds From Operations

	Six months ended June 30,
(in thousands, except per share information)	2006	2005	Change
Net income	$51,339	$38,710	33%
Add back (deduct):
Depreciation and amortization	19,111	18,474
Future income taxes	739	1,740
Gain on disposal of real estate, net of income tax	(5)	(6,054)
Dilution and other gains	(1,921)	—

FFO	$69,263	$52,870	31%

Basic and diluted FFO per share	$1.43	$1.10	30%

Average number of shares outstanding (thousands)
Basic	48,290	48,244
Diluted	48,345	48,305

FFO in the six months ended June 30, 2006 was $69.3 million, an increase of $16.4 million or 31% over FFO for the six months ended June 30, 2005 of $52.9 million. This improvement in FFO is due to a revenue increase of $17.6 million and a $2.4 million decrease in general and administrative expenses, partially offset by increases in net interest expense of $2.0 million and current income tax expense of $1.6 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2005	$145.6
Completed projects on-stream	3.1
Contractual rent increases	2.3
Effect of changes in foreign currency exchange rates	6.9
Other	0.1

Annualized lease payments, as at June 30, 2006	$158.0

Annualized lease payments at June 30, 2006 were $158.0 million, an increase of $12.4 million or 9% compared to annualized lease payments of $145.6 million at December 31, 2005.

The acquisition of a 343 thousand square foot property in Saltillo, Mexico from a third party discussed previously increased annualized lease payments by $1.5 million. Annualized lease payments increased by a further $1.6 million from the completion of seven Magna related expansion projects with 260 thousand square feet of leaseable area, which were brought on-stream during the six months ended June 30, 2006.

For the six months ended June 30, 2006, annual contractual rent increases resulted in a $1.1 million increase in annualized lease payments, while other contractual rent increases resulted in a $1.2 million increase in annualized lease payments.

Changes in foreign exchange rates increased annualized lease payments by $6.9 million due to the weakening of the U.S. dollar against the euro and Canadian dollar at June 30, 2006 compared to December 31, 2005.

16    MI Developments Inc.      2006

The annualized lease payments by currency at June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006		December 31, 2005
euro	$63.0	40%	$57.0	39%
Canadian dollar	50.9	32	46.8	32
U.S. dollar	41.9	27	39.7	27
Other	2.2	1	2.1	2

	$158.0	100%	$145.6	100%

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $62.5 million in the six months ended June 30, 2006, compared to $49.3 million in the six months ended June 30, 2005. The increase of $13.2 million is due to an increase in net income of $12.6 million and a $0.6 million increase in non-cash items.

For the six months ended June 30, 2006, changes in non-cash balances used cash of $7.8 million, compared to $2.9 million of cash generated from changes in the six months ended June 30, 2005. This $7.8 million use of cash is due primarily to increases in accounts receivable of $2.2 million and prepaid expenses of $3.1 million and a decrease in accounts payable and accrued liabilities of $2.1 million at June 30, 2006 compared to such balances at December 31, 2005.

Cash Used in Investing Activities

For the six months ended June 30, 2006, the Real Estate Business, through the MID Lender, advanced $62.1 million ($18.8 million in the second quarter of 2006) to MEC and its subsidiaries under the loan facilities and received a $1.8 million repayment against the Remington Park project financing (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details). The Real Estate Business spent $26.3 million ($17.4 million in the second quarter of 2006) on real estate property expenditures, including $11.9 million spent in the second quarter of 2006 on the acquisition of a property in Saltillo, Mexico discussed previously. These cash outflows were partially offset by the return of a $5.6 million deposit held in trust in connection with a property owned by a third party. Due to the uncertainty of whether the Real Estate Business will acquire this property, a return of the deposit was requested and received in the second quarter of 2006.

Cash Used in Financing Activities

In the six months ended June 30, 2006, the Real Estate Business paid $14.5 million of dividends (all in the second quarter) and repaid $0.2 million ($0.1 million in the second quarter of 2006) of long-term debt relating to mortgages payable on two properties.

Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	June 30, 2006	December 31, 2005
Income-producing real estate properties	$1,235.7	$1,170.5
Properties held for development	97.9	100.4
Properties under development	11.2	13.9
Properties held for sale	23.9	23.9

Real estate properties, net	$1,368.7	$1,308.7

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Income-Producing Properties

At June 30, 2006, the Real Estate Business had 110 income-producing properties under operating leases, representing 27.1 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the original equipment manufacturers of cars and light trucks throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The book value of the income-producing portfolio by country as at June 30, 2006 was as follows:

	Book Value	Percent of Total
Canada	$406.0	33%
Austria	345.7	28
U.S.	248.2	20
Germany	114.0	9
Mexico	80.2	7
Other countries	41.6	3

	$1,235.7	100%

Properties Under Development

At June 30, 2006, the Real Estate Business had four properties under development: one in each of Canada, the United States, Austria and the Czech Republic. These developments are expansions to existing facilities and will add 159 thousand square feet to the Real Estate Business' income-producing portfolio. The total anticipated costs related to these projects are approximately $15.1 million, of which $11.2 million had been incurred as of June 30, 2006.

Properties Held for Development

At June 30, 2006, the Real Estate Business had 1,467.6 acres of land with a net book value of $97.9 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana that the Company purchased for $2.4 million in the fourth quarter of 2005. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding coming from Magna and other Canadian sponsors. The Company expects to lease the remaining parcel of land to the not-for-profit organization for a period of five years at a nominal cost. Excluding the Louisiana lands, the Company holds 676.9 acres of land with a net book value of $95.5 million at June 30, 2006, compared to 683.2 acres of land with a net book value of $98.0 million at December 31, 2005. This $2.5 million decrease in the net book value of properties held for developments is due primarily to the return to the Company of a deposit held in trust of $5.6 million as discussed previously (see "REAL ESTATE BUSINESS — Real Estate Business Statement of Cash Flows — Cash Used in Investing Activities"), partially offset by a $3.1 million positive foreign exchange impact due primarily to the strengthening of the Canadian dollar against the U.S. dollar.

Properties Held for Sale

At June 30, 2006 and December 31, 2005, properties held for sale had a net book value of $23.9 million. Properties held for sale include four parcels of vacant land in North America totalling 305.0 acres with a net book value of $20.4 million.

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

18    MI Developments Inc.      2006

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing facility. During the three-month and six-month periods ended June 30, 2006, $1.8 million of such amounts were repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.

As at June 30, 2006, there was a balance of $127.6 million due under the Gulfstream Park project financing facility, including $9.7 million of deferred interest, and a balance of $32.9 million due under the Remington Park project financing facility, including $0.3 million of deferred interest.

On July 26, 2006, MID announced that it has agreed to amend the Gulfstream Park project financing facility by adding a new tranche of up to $25.8 million (plus costs and deferred interest) to fund the design and construction of a slot machine facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of 500 slot machines (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details).

The new tranche of the Gulfstream Park project financing facility has a five-year term and, consistent with the existing Gulfstream Park project financing facility, bears interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest under the new tranche will be deferred (consistent with the existing Gulfstream Park project financing facility) and, beginning January 1, 2007, the new tranche of the Gulfstream Park project financing facility provides for monthly blended payments of principal and interest to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine facility will be made available by way of progress draws and there will be no prepayment penalty associated with the new tranche. The Gulfstream Park project financing facility has been further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. All other terms of the existing Gulfstream Park project financing facility remain unchanged, including that the facility will continue to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The MID Lender charged a fee of 1% of the amount of the new tranche as consideration for the amendments, which amount has been capitalized under the Gulfstream Park project financing facility.

MID also announced that it has consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, are in excess of the existing cash requirements of the applicable subsidiaries and are to be used by MEC solely to fund payments that are necessary in connection with the operation of the business of MEC and that cannot be deferred on a commercially reasonable basis. The MID Lender will receive waiver fees equal to 1% of the amounts so released, which fees will be capitalized under the applicable project financing facility. To date, $5.5 million of these funds have been released to MEC.

MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006 (the "MEC Bridge Loan"). The MEC Bridge Loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender

MI Developments Inc.      2006    19

agreed to make the third and final tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under its $50.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility"). Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the MEC Bridge Loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the MEC Bridge Loan.

As at June 30, 2006, there was a balance of $100.5 million due under the MEC Bridge Loan, including $1.0 million of interest and fees receivable.

On July 26, 2006, MID announced that it had provided its consent under both the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings) and the MEC Bridge Loan to MEC entering into an amended share purchase agreement in connection with, and transferring ownership of, The Meadows, as announced by MEC on July 26, 2006 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). In connection with this consent, the MID Lender received an assignment of the two notes that were issued to MEC in exchange for The Meadows. The maturity date of the MEC Bridge Loan has been extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows. In connection with the amendments to the MEC Bridge Loan, the MID Lender received an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan), and is entitled to receive an additional fee of $0.5 million if MEC does not complete its sale of The Meadows by November 6, 2006. MID also consented to MEC exercising an option to acquire the remaining 70% of AmTote International, Inc. ("AmTote") (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details), in return for which the MID Lender will receive a second-ranking security interest over AmTote (behind the bank lender under the MEC Credit Facility). All other terms of the MEC Bridge Loan remain unchanged.

In connection with the amendments to the MEC Bridge Loan, MEC amended and extended the terms of the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC" for further details).

The amendments to the Gulfstream Park project financing facility and the MEC Bridge Loan, as well as the consent relating to The Meadows sale and the release of excess funds, were approved by the MID board of directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based in part on a recommendation from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as its independent financial advisor and Goodmans LLP as its independent legal advisor. TD Securities Inc. acted as financial advisor, and Davies Ward Phillips & Vineberg LLP acted as legal advisor, to MID.

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MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Two of MEC's racetracks, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 12 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. In April 2006, MEC entered into an agreement with Churchill Downs Incorporated ("CDI") and Racing UK to partner in a subscription television channel called "Racing World" that will broadcast races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns a 30% equity interest in AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. While MEC is exploring the development of some of its real estate, MEC expects to sell its golf courses and related recreational facilities and/or MEC's residential developments and certain other real estate in order to generate additional capital for its racing and gaming business. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks. MEC has entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. ("Forest City") with respect to the planned development of "The Village at Gulfstream Park™", a mixed-use retail, entertainment and residential project on a portion of the Gulfstream Park property (see further discussion below).

Recent Developments and Current Initiatives

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows Entities"), each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. On July 26, 2006, MEC announced that it had entered into an amended share purchase agreement, which modifies the original agreement with respect to the sale of The Meadows as a result of the regulatory requirements relating to the approval of the issuance of a gaming license by the Pennsylvania Gaming Control Board ("PGCB"), as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the original share purchase agreement, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County. The $225.0 million purchase price in the original share purchase

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agreement, which included a $39.0 million holdback, has been reduced to $200.0 million, with a $25.0 million holdback, payable to MEC over a five-year period subject to offset for certain indemnification obligations. In exchange for the shares of The Meadows Entities, MEC received two notes representing the purchase price in the amounts of $175.0 million (the "First Note") and $25.0 million (the "Second Note"). The First Note will be repaid within 35 days of the earlier of (i) the approval of the issuance of the gaming license provided that Millennium-Oaktree's lenders are reasonably satisfied with the conditions imposed by the PGCB and (ii) the issuance of the gaming license. At the time the First Note is repaid, the Second Note, which secures the holdback amount, will be replaced with a letter of credit or corporate guaranty. In the event that the First Note is not repaid by October 31, 2006, which date may under certain circumstances be extended up to December 5, 2006, then the two notes will be cancelled and the shares of The Meadows Entities will be returned to MEC. Concurrently with entering into the amended share purchase agreement, the parties have entered into a racing services agreement whereby MEC will continue to manage the racing operations at The Meadows, on behalf of Millennium-Oaktree, for at least five years.

A wholly owned subsidiary of MEC has a purchase option (the "First Option") to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of MEC's initial 30% equity interest acquisition, which was August 22, 2003. If MEC exercises the First Option, it has a second purchase option (the "Second Option") to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. The shareholders of AmTote also have the right to require MEC to purchase their remaining equity interest during the 120-day period following the exercise of the First Option. On July 26, 2006, MEC announced that it had exercised its First Option to acquire an additional 30% equity interest in AmTote and had sent to AmTote written notice of MEC's intention to exercise the Second Option to acquire the remaining 40% equity interest. The purchase price to acquire the remaining 70% of AmTote will be determined at the purchase option closing dates in accordance with the formula contained in the AmTote stockholders agreement dated August 21, 2003. The closing of the First Option will occur no later than September 25, 2006 and the closing of the Second Option will occur no later than November 25, 2006. MEC expects the aggregate purchase price for the remaining 70% of AmTote to be approximately $14.0 million, which will be financed through the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC" for further details).

On May 26, 2006, MEC completed the sale of a restaurant and related real estate located in the United States and received cash consideration of $2.0 million, net of transaction costs and recognized a gain of approximately $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

On April 7, 2006, MEC announced that it had reached a definitive agreement with CDI and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, to partner in a subscription television channel called "Racing World" which will broadcast races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Racing World, which launched on March 8, 2006, will offer exclusive distribution of MEC and CDI racing content. Under the terms of the agreement, MEC, CDI and Racing UK will take ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK will manage the day-to-day channel operations.

On April 3, 2006, MEC announced the termination of an agreement previously entered into between one of its subsidiaries to sell 157 acres of excess real estate in Palm Beach County, Florida and Toll Bros, Inc., a Pennsylvania real estate development company. Certain aspects of the purchaser's development plan had faced opposition from within Palm Beach County. MEC is currently considering its options with respect to the property.

On March 14, 2006, MEC announced that it had reached an agreement for one of its Austrian subsidiaries to distribute premium North American horseracing content directly to Ladbrokes' licensed betting shops throughout the United Kingdom and Ireland. The service, which is being provided to Ladbrokes Xtra, a new betting environment being rolled out to approximately 2,000 Ladbrokes shops across the United Kingdom and Ireland, features premier racing content from MEC and other North American tracks.

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On March 14, 2006, MEC initiated a search for a new Chief Executive Officer to replace Mr. Tom Hodgson, who stepped down from the role on March 31, 2006. Until a replacement candidate is identified, Mr. Frank Stronach, MEC's current Chairman, has assumed the role of Interim Chief Executive Officer.

On February 27, 2006, MEC announced the formation of PariMax Inc., a new company to oversee the development of MEC's various electronic distribution platforms, including XpressBet®, HRTV™, MagnaBet™, RaceONTV™ and MEC's 30% stake in AmTote. PariMax will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines to meet the needs of both distribution partners and end consumers worldwide.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the competitor sites which are also licensed to offer alternative gaming, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. An initiative is currently underway in Ohio to have a gaming initiative on the November 2006 electoral ballot. MEC's Ohio racetrack, Thistledown, is a party to an industry-wide coalition supporting the legalization of alternative gaming in the state. The coalition has obtained a sufficient number of signatures of registered voters to support placement of the initiative on the November electoral ballot. Alternative gaming legislation was passed in Florida in early 2006 and in each of Pennsylvania and Oklahoma in 2004.

(a)   Florida

  On December 8, 2005, MEC announced that the Florida State Legislature had passed legislation authorizing the operation of slot machines within existing licensed Broward County pari-mutuel facilities that have conducted live racing or games during each of 2002 and 2003. MEC's Gulfstream Park racetrack, located in Broward County, is a licensed pari-mutuel facility that has conducted live racing during each of 2002 and 2003. Under the legislation, each qualifying facility will be entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility will also be subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. On January 4, 2006, the Governor of Florida signed the legislation into law. The Division of Pari-mutuel Wagering, which will oversee the conduct of slot machine operations, released final rules and regulations on June 26, 2006. MEC is currently in the process of preparing its application to obtain a gaming license. After negotiating with the Florida Horsemen's Benevolent and Protective Association ("FHBPA") during the first half of 2006 to secure a purse agreement, on July 14, 2006, MEC reached an agreement in principle with the FHBPA, which entitles the horsemen to purse contributions equal to 7.5% of GGR on the first 500 gaming machines installed at Gulfstream Park. Once the state imposed limit of 1,500 gaming machines are fully installed, purse contributions will be equal to 6.75% of the first $200.0 million of GGR and 12.6% of GGR in excess of $200.0 million. MEC expects that the 500 gaming machine slot facility at Gulfstream Park will be operational by the end of October 2006. Funding for the slot facility will be provided by a new tranche of debt under the existing Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings").

(b)   Oklahoma

  On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC's Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week.

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  The distribution of revenues from the racetrack's electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts ("Adjusted Gross Revenues"). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010. Since its opening, the gaming facility has significantly improved Remington Park's operating results.

(c)   Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licences to up to seven Category 1 licensed facilities (racetracks) and up to five Category 2 licensed facilities (non-tracks), along with limited licences to up to two Category 3 licensed facilities (resort hotels). Those racetracks and non-track facilities, which successfully apply for slot machine licences, will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the PGCB. The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("GTR") to the State Gaming Fund, 4% of its GTR as a local share assessment, 5% of its GTR to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its GTR to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horseracing, they will contribute to the Horsemen Pool that portion of their GTR which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack that are equivalent to 18% of that track's GTR.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five-year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses. MEC has submitted an application for a Conditional Category 1 slot licence in connection with, and reflecting, the transaction with Millennium-Oaktree announced on November 9, 2005, which was amended on July 26, 2006.

On July 22, 2005, MEC announced a recapitalization plan intended to recapitalize MEC's balance sheet through the sale of certain non-strategic assets, with proceeds realized from those assets being applied to reduce debt. To date, MEC has completed, or entered into, agreements to sell non-strategic assets that are expected to generate net proceeds aggregating more than $280.0 million. These transactions include the sale of Flamboro Downs, a harness track and alternative gaming facility in Canada, and the sale of a subsidiary that has a management contract for the Colonial Downs racetrack in Virginia, both of which were sold in 2005 for aggregate gross proceeds of approximately $76.0 million. In March 2006, MEC completed the sale to Magna of a property held for sale for net proceeds of approximately $5.6 million. In May 2006, MEC completed the sale of a restaurant and related real estate for proceeds of approximately $2.0 million. The remainder of the expected net proceeds are to be generated from the sale of The Meadows to Millennium-Oaktree.

The redevelopment of the Gulfstream Park racing facilities, which commenced in 2004, is now substantially complete. The project included significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also included the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park has been increased from the previously reported of $171.5 million and is now expected to be $176.5 million. The project is being financed through $115.0 million of the Gulfstream Park project financing facility (see "REAL

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ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"), a loan of up to $16.6 million (increased on June 30, 2006 from the previous amount of $13.5 million) from BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the "BE&K Loan" — see "LIQUIDITY AND CAPITAL RESOURCES — MEC" for further details) and from MEC's general corporate funds. As the project included the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made by MEC to minimize the disruption to the live racing operations; however, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted. Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006 as racing and patron areas were sufficiently complete. Construction continued through the 2006 live race meet and best efforts were made by MEC to complete the facility and minimize interference with the race meet. However, as a result of on-going construction, revenues and earnings generated during the 2006 race meet were also negatively impacted.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. The licence is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the centre of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option has been extended several times, most recently to September 5, 2006. At June 30, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of such costs.

On March 28, 2006, The Maryland Jockey Club ("MJC") entered into a Memorandum of Understanding, with an effective date of April 9, 2006 (the "Cross-Breed Agreement"), with Cloverleaf Enterprises, Inc., the owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Cross-Breed Agreement replaced a previous agreement (the "Maryland Operating Agreement"), which was effective as of June 9, 2004 and expired on April 30, 2005. However, both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006. Under the 15-year Cross-Breed Agreement, the parties have agreed to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing OTB facilities, to develop new OTB facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies. MEC anticipates that the Cross-Breed Agreement will reduce MJC's revenues by approximately $1.8 million and earnings before income taxes and minority interest by approximately $0.9 million in 2006.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property. Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit is included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To June 30, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that point in time. As at June 30, 2006, approximately $11.1 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited

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Liability Company Agreement also contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of that Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements. MEC has expended $4.1 million on this initiative, of which $2.3 million was paid in the six months ended June 30, 2006. These amounts have been included in MEC's fixed assets on the Company's consolidated balance sheets. MEC is continuing to explore these development opportunities, but to June 30, 2006 has not entered into binding operating agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To June 30, 2006, MEC has not made any such payments.

MEC is exploring the possibility of the future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex on vacant land that MEC owns in Dixon, California. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations — Three Months Ended June 30, 2006

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended June 30, 2006 and 2005.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In the first six months of 2006, MEC operated its largest racetracks for seven additional live race days compared to the prior year period, primarily due to a change in the racing calendar at Golden Gate Fields, partially offset by five fewer live race days at each of MJC and Lone Star Park. MEC's other racetracks operated 17 additional live race days in the six months ended June 30, 2006 compared to the prior year period, primarily due to additional live race days awarded at Remington Park and Portland Meadows, partially offset by a planned reduction in live race days at Thistledown.

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Set forth below is a schedule of MEC's actual live race days by racetrack for the first and second quarters and awarded live race days for the remaining quarters of 2006 with a comparison to 2005.

	Q1 2006	Q1 2005	Q2 2006	Q2 2005	YTD 2006	YTD 2005	Awarded Q3 2006	Q3 2005	Awarded Q4 2006	Q4 2005	Total 2006(1)	Total 2005
Largest Racetracks
Santa Anita Park(2)	66	69	15	11	81	80	—	—	5	5	86	85
Gulfstream Park	71	71	16	15	87	86	—	—	—	—	87	86
Golden Gate Fields	40	21	25	29	65	50	30	—	7	46	102	96
Laurel Park	62	47	9	10	71	57	13	16	48	62	132	135
Lone Star Park	—	—	53	58	53	58	13	11	32	31	98	100
Pimlico Race Course	—	11	31	39	31	50	—	9	—	—	31	59

	239	219	149	162	388	388	56	36	92	144	536	561

Other Racetracks
The Meadows	64	57	49	57	113	114	36	45	50	47	199	206
Thistledown	—	—	55	61	55	61	61	65	40	59	156	185
Remington Park	14	4	36	28	50	32	34	34	34	32	118	98
Portland Meadows	39	37	13	8	52	45	—	—	28	25	80	70
Great Lakes Downs	—	—	31	29	31	29	53	51	22	20	106	100
Magna Racino™	3	3	14	17	17	20	12	14	12	11	41	45

	120	101	198	200	318	301	196	209	186	194	700	704

Total	359	320	347	362	706	682	252	245	278	338	1,236	1,265

(1)
Includes actual live race days for the first and second quarters of 2006 and awarded live race days for the remainder of 2006.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2006 compared to 31 days in 2005.

MEC's total revenues in the second quarter of 2006 were $188.3 million, including $181.7 million from racing and gaming operations and $6.6 million from other operations. This compares to revenues of $173.7 million in the second quarter of 2005, which included $166.4 million from racing operations and $7.3 million from other operations.

The revenue increase of $15.3 million, or 9%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being higher than in the prior year by $12.5 million, due primarily to gaming revenues at the Remington Park casino facility which opened in November 2005 and generated $14.7 million of revenues in the three months ended June 30, 2006, partially offset by decreased handle and wagering at Lone Star Park due to five fewer live race days in the second quarter of 2006 compared to the prior year and increased competition from racetracks in surrounding states and internet wagering operations;

•
revenues in MEC's California operations being higher than in the prior year period by $2.0 million, primarily due to:

•
increased attendance and higher levels of handle and wagering at Santa Anita Park throughout the 2006 live race meet as a result of four additional live race days in the second quarter of 2006 compared to the prior year and focused marketing initiatives to attract patrons "back to the track";

    partially offset by

•
a change in the racing calendar at Golden Gate Fields whereby live race days were reduced from 29 days in the three months ended June 30, 2005 to 25 days in the three months ended June 30, 2006;

MI Developments Inc.      2006    27

•
revenues in MEC's Maryland operations being higher than in the prior year by $2.1 million, due primarily to increased food and beverage revenues resulting from MEC's acquisition of Maryland Turf Caterers, the food and beverage operations at Laurel Park and Pimlico, which was completed in September 2005 and consolidated into the Maryland operations, whereas MEC's equity interest in the operations prior to the acquisition was accounted for on an equity basis.

The decrease in revenue from other operations is attributable to fewer residential housing sales at MEC's European residential development in the second quarter of 2006 compared to the prior year period.

Purses, Awards and Other

Purses, awards and other expenses increased 13% to $84.5 million in the second quarter of 2006 from $74.7 million in the second quarter of 2005, primarily due to $7.4 million of expenses attributable to the opening of the casino facility at Remington Park in late November 2005 and increased wagering at Santa Anita Park and Laurel Park, partially offset by decreased wagering at Golden Gate Fields for reasons noted above and additional purse subsidies received by MJC as a result of an agreement with the horsemen.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased slightly from 60% in the second quarter of 2005 to 61% in the second quarter of 2006.

Operating Costs

Operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by $3.5 million, or 4%, to $82.9 million in the second quarter of 2006 compared to $79.4 million in the prior year period, primarily due to:

•
a $3.6 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park for the new casino facility; and

•
a $2.2 million increase in costs in MEC's Maryland operations as a result of MEC's acquisition of Maryland Turf Caterers in September 2005 as noted previously;

partially offset by

•
a $1.2 million decrease in costs in MEC's European operations as a result of cost reduction initiatives; and

•
lower warranty costs incurred by MEC's European residential development in the three months ended June 30, 2006 compared to the prior year period.

As a percentage of total revenues, operating costs decreased from 46% in the second quarter of 2005 to 44% in the second quarter of 2006, primarily due to the increase in racing and gaming revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $17.8 million in the second quarter of 2006, compared to $15.8 million in the second quarter of 2005. The $2.0 million increase is due primarily to an increase in general and administrative employee costs at Remington Park relating to the casino operations and an increase in MEC's corporate office costs due to severance costs, increased professional fees and bank charges. General and administrative costs amounted to approximately 9% of total revenues in the second quarters of 2005 and 2006.

Depreciation and Amortization Expense

Depreciation and amortization increased from $9.7 million in the second quarter of 2005 to $11.2 million in the second quarter of 2006, primarily due to increased depreciation on the grandstand facility at Gulfstream Park and the casino facility at Remington Park, partially offset by reduced depreciation at The Meadows as a result of ceasing depreciation upon announcement of the sale transaction with Millennium-Oaktree.

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Interest Expense, net

MEC's net interest expense for the second quarter of 2006 increased by $8.5 million over the same period in the prior year to $16.7 million. The higher net interest expense is primarily attributable to borrowings on the MEC Bridge Loan and the MEC Project Financing Facilities.

Income Tax Expense

MEC recorded an income tax provision of $3.2 million on a loss before dilution and other gains, income taxes and minority interest of $24.7 million for the second quarter of 2006, compared to an income tax provision of $3.5 million on MEC's loss before dilution and other gains, income taxes and minority interest of $14.2 million in the second quarter of 2005. The income tax expense for the second quarter of 2006 and 2005 relates primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the three months ended June 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006. In addition, discontinued operations in the second quarter of 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc. ("MVRC"), the sale of which was completed on September 30, 2005. As disclosed in note 2 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $1.0 in the second quarter of 2006 compared to a loss before minority interest of $9.4 million in the second quarter of 2005. The Company recognized a minority interest expense of $0.4 million for discontinued operations in the second quarter of 2006 and a $3.9 million minority interest recovery in the second quarter of 2005, resulting in income from discontinued operations of $0.6 million in the second quarter of 2006 compared to a loss from discontinued operations of $5.5 million in the second quarter of 2005.

Net Income (Loss)

For the three months ended June 30, 2006, MEC's net loss was $15.7 million, compared to a net loss of $15.9 million in the three months ended June 30, 2005. The net loss includes dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended June 30, 2006". Excluding discontinued operations, the $5.9 million increase in net loss in the second quarter of 2006 is primarily the result of a $10.5 million increase in operating loss, partially offset by a $0.3 million reduction in income tax expense and an increase in the minority interest recovery of $4.3 million.

MEC Results of Operations — Six Months Ended June 30, 2006

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the six months ended June 30, 2006 and 2005.

Revenues

MEC's total revenues for the six months ended June 30, 2006 were $471.1 million, including $460.1 million from racing and gaming operations and $11.0 million from other operations. This compares to revenues of $419.9 million in the six months ended June 30, 2005, which included $406.4 million from racing operations and $13.5 million from other operations.

The revenue increase of $53.7 million, or 13%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being higher than in the prior year by $26.9 million, due primarily to gaming revenues at the Remington Park casino facility which opened in November 2005 and generated $29.7 million of revenues in the six months ended June 30, 2006, partially offset by decreased handle and revenues at Lone Star Park due to five fewer live race days in the six months ended June 30, 2006 compared to the prior year period and increased competition from racetracks in surrounding states and internet wagering operations;

MI Developments Inc.      2006    29

•
revenues in MEC's California operations being higher than in the prior year period by $13.2 million, due primarily to:

•
increased attendance and higher levels of handle and wagering at Santa Anita Park throughout the 2006 live race meet as a result of good weather in Southern California and focused marketing initiatives to attract patrons "back to the track". Southern California experienced significant rainfall during the 2005 live race meet, which resulted in lower attendance and gross wagering and a reduction in the number of races that were run on the turf course (which typically generates higher levels of wagering) during the 2005 live race meet; and

•
a change in the racing calendar at Golden Gate Fields whereby live race days were increased from 50 days in the six months ended June 30, 2005 to 65 days in the six months ended June 30, 2006;

•
revenues in MEC's Florida operations being higher than in the prior year by $6.1 million, due primarily to the opening of the new clubhouse facility at Gulfstream Park, which was sufficiently complete to open the meet on schedule on January 4, 2006. However, construction continued throughout the 2006 live race meet which affected the current period's results despite MEC's best efforts to minimize the disruption's negative impact;

•
revenues in MEC's Maryland operations being higher than in the prior year by $5.4 million, due primarily to MEC's acquisition of Maryland Turf Caterers in September 2005 as noted previously and increased wagering on Laurel Park racing content as a result of the new turf course at Laurel Park, which has resulted in increased field sizes and handle. Export of the Laurel Park signal was up significantly in the six months ended June 30, 2006 compared to the six months ended June 30, 2005, evidencing higher quality racing that has generated increased interest in the racing product and wagering activity; and

•
revenues in MEC's European operations being higher than in the prior year period by $2.4 million due to increased wagering activity through MagnaBet™.

The $2.5 million decrease in revenue from other operations is primarily due to fewer residential housing sales at MEC's European residential development in the six months ended June 30, 2006 compared to the prior year period and foreign currency fluctuations arising from MEC's European golf and residential development revenues.

Purses, Awards and Other

Purses, awards and other expenses increased 13% to $237.0 million in the six months ended June 30, 2006 from $209.6 million in the six months ended June 30, 2005, primarily due to increased wagering at Santa Anita Park, Golden Gate Fields, Gulfstream Park and Laurel Park and for reasons noted above and $14.4 million of expenses attributable to the opening of the casino facility at Remington Park in late November 2005.

Purses, awards and other expenses amounted to approximately 62% of gross wagering and gaming revenues in the six months ended June 30, 2006 and 2005.

Operating Costs

Operating costs increased by $7.9 million, or 5%, to $169.8 million in the six months ended June 30, 2006 compared to $161.9 million in prior year period, primarily due to:

•
a $8.8 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park for the new casino facility;

•
a $3.3 million increase in costs in MEC's Maryland operations as a result of MEC's acquisition of Maryland Turf as noted previously; and

•
a $0.7 million increase in costs in MEC's California operations, primarily due to increased wagering activity at Santa Anita Park and at Golden Gate Fields with additional live race days as a result of the change in the racing calendar;

30    MI Developments Inc.      2006

partially offset by:

•
a $0.4 million decrease in costs in MEC's Florida operations as a result of the prior year period including the amortization of temporary facility construction costs at Gulfstream Park, partially offset by increased costs in the six months ended June 30, 2006 incurred in the opening and operation of the new clubhouse facility;

•
a $1.8 million decrease in costs in MEC's European operations as a result of cost reduction initiatives; and

•
a $2.7 million decrease in pre-development costs, primarily due to $1.9 million less being spent on pursuing alternative gaming operations, $0.4 million less being spent on developmental initiatives undertaken to enhance MEC's racing operations and $0.4 million of costs spent relating to the Laurel Park redevelopment in the six months ended June 30, 2005.

As a percentage of total revenues, operating costs decreased from 39% in the six months ended June 30, 2005 to 36% in the six months ended June 30, 2006, primarily due to the increase in racing and gaming revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $34.8 million in the six months ended June 30, 2006 compared to $33.2 million in the six months ended June 30, 2005. The increase of $1.6 million is primarily due to $2.0 million in severance costs for two senior executives at MEC's corporate office, which includes $0.7 million of stock-based compensation As a percentage of total revenues, general and administrative costs decreased from 8% in the six months ended June 30, 2005 to 7% in the six months ended June 30, 2006, primarily due to the increase in racing and gaming revenues, partially offset by additional costs of severance and stock option arrangements.

Depreciation and Amortization Expense

Depreciation and amortization increased $2.5 million from $19.5 million in the six months ended June 30, 2005 to $22.0 million in the six months ended June 30, 2006, primarily due to increased depreciation on the clubhouse facility at Gulfstream Park and the casino facility at Remington Park, partially offset by reduced depreciation at The Meadows as a result of ceasing depreciation upon announcement of the sale transaction with Millennium-Oaktree.

Interest Expense, net

MEC's net interest expense for the six months ended June 30, 2006 increased by $15.1 million over the same period in the prior year to $31.4 million. The higher net interest expense is primarily attributable to borrowings on the MEC Bridge Loan and the MEC Project Financing Facilities.

Gain on Disposal of Real Estate

In the first quarter of 2006, MEC sold to Magna a real estate property held for sale and located in the United States. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.

Income Tax Expense

MEC recorded an income tax provision of $2.4 million on a loss before dilution and other gains, income taxes and minority interest of $21.0 million for the six months ended June 30, 2006 compared to an income tax provision of $2.7 million on MEC's loss before dilution and other gains, income taxes and minority interest of $20.5 million in the second quarter of 2005. The income tax expense for the six months ended June 30, 2006 and 2005 relates primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

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Discontinued Operations

Discontinued operations for the six months ended June 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006. In addition, discontinued operations for the six months ended June 30, 2005 include the operations of Flamboro Downs and MVRC. As disclosed in note 2 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $1.2 for the six months ended June 30, 2006 compared to a loss before minority interest of $8.7 million in the six months ended June 30, 2005. The Company recognized a minority interest expense of $0.5 million for discontinued operations in the six months ended June 30, 2006 and a $3.6 million minority interest recovery in the six months ended June 30, 2005 resulting in income from discontinued operations of $0.7 million in the six months ended June 30, 2006 compared to a loss from discontinued operations of $5.1 million in the six months ended June 30, 2005.

Net Loss

For the six months ended June 30, 2006, MEC's net loss was $12.3 million compared to a net loss of $18.7 million in the six months ended June 30, 2005. The net loss includes dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Six Months Ended June 30, 2006". Excluding discontinued operations and disposal gains, the $2.8 million increase in net loss is the result of a $3.4 million increase in operating loss, partially offset by a $0.2 million higher dilution gain, a $0.3 million reduction in income tax expense and a $0.1 million increase in the minority interest recovery.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC generated cash flow in operations before changes in non-cash balances of $9.2 million in the six months ended June 30, 2006, compared to a $7.5 million use of cash in the six months ended June 30, 2005. The increase of $16.7 million is due primarily to the $16.6 million increase in non-cash net expenses. In the six months ended June 30, 2006, cash used by changes in non-cash balances was $18.4 million compared to $8.2 million of cash used in the six months ended June 30, 2005. Cash used by non-cash working capital balances in the six months ended June 30, 2006 was primarily due to increases in prepaid expenses and other and a decrease in accounts payable and accrued liabilities at June 30, 2006, compared to the respective balances at December 31, 2005.

Cash Used in Investing Activities

For the six months ended June 30, 2006, MEC spent $57.4 million on real estate property and fixed asset additions, including $38.7 million on the Gulfstream Park redevelopment, $7.0 million on the Remington Park gaming facility, $4.0 million on maintenance capital improvements and $7.7 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. These uses of cash were partially offset by $7.0 million of net proceeds received on the disposal of real estate properties, fixed and other assets.

Cash Provided by Financing Activities

For the six months ended June 30, 2006, MEC generated $42.8 million of cash from the issuance of debt of $65.8 million, partially offset by repayments of long-term debt of $17.5 million and a $5.5 million reduction in bank indebtedness. The issuance of debt of $65.8 million is comprised of advances (net of related costs) from the MID Lender under the MEC Project Financing Facilities and the MEC Bridge Loan ($24.5 million under the Gulfstream Park project financing, $12.2 million under the Remington Park project financing and $23.9 million under the MEC Bridge Loan).

32    MI Developments Inc.      2006

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three and six months ended June 30, 2006. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2006", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2006", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2006", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Six Months Ended June 30, 2006".

Three Months Ended June 30, 2006

Revenues

Consolidated revenues in the second quarter of 2006 increased by $18.2 million or 9% to $227.4 million, compared to $209.2 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $3.5 million or 10% in the second quarter of 2006, compared to the same period in the prior year, primarily as a result of completed projects that came on-stream, contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues increased by $14.7 million or 8% in the three months ended June 30, 2006, primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005, increased revenues in MEC's California operations due to increased attendance and higher levels of handle and wagering at Santa Anita Park, and an increase in food and beverage revenues in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $15.1 million or 7% to $221.5 million in the second quarter of 2006. Operating costs and expenses in the Real Estate Business increased to $16.1 million in the three months ended June 30, 2006, compared to $16.0 million in the three months ended June 30, 2005. As discussed previously, general and administrative costs decreased by $1.6 million, while depreciation and amortization increased by $0.5 million and interest costs increased by $1.2 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $204.5 million in the three months ended June 30, 2005 compared to $187.9 million in the three months ended June 30, 2005, primarily due to the $9.8 million increase in purses, awards and other expenses, a $3.5 million increase in operating costs, a $2.0 million increase in general and administrative expenses and a $1.4 million increase in depreciation expense.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in $0.9 million of additional operating costs and expenses in the second quarter of 2006, compared to $2.5 million in the second quarter of 2005.

Gain on Disposal of Real Estate

The Real Estate Business realized a net gain of $9.3 million in the second quarter of 2005 on the disposal of a parcel of vacant land in Ontario, Canada, and an income-producing property in Michigan, U.S.

Dilution and Other Gains

During the three months ended June 30, 2006, the Real Estate Business recognized a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

MI Developments Inc.      2006    33

During the second quarter of 2006, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 4,080 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements.

Income Taxes

For the three months ended June 30, 2006, the Company recorded an income tax expense of $6.3 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $5.8 million. By comparison, in the three months ended June 30, 2005, an income tax expense of $10.7 million resulted from income from continuing operations before dilution and other gains, income taxes and minority interest of $12.1 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in an recovery of $11.6 million in the second quarter of 2006, compared to a recovery of $7.4 million in the second quarter of 2005. The increase in the minority interest recovery is due to the $10.2 million increase in MEC's loss from continuing operations, excluding the effect of minority interest and dilution and other gains in the second quarter of 2006 compared to the second quarter of 2005.

Discontinued Operations

As discussed previously, MEC had $0.6 million of income from discontinued operations in the three months ended June 30, 2006, compared to a $5.5 million loss from discontinued operations in the three months ended June 30, 2005.

Net Income

The Company had net income of $13.7 million in the second quarter of 2006, compared to net income of $3.2 million in the second quarter of 2005. The $10.5 million improvement in net income was caused by a $6.9 million increase in the Real Estate Business' net income, a $0.2 million decrease in MEC's net loss and an increase to net income of $0.2 million in the second quarter of 2006, compared to a $3.2 million reduction in the second quarter of 2005 relating to the elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations.

Six Months Ended June 30, 2006

Revenues

Consolidated revenues in the six months ended June 30, 2006 increased by $56.1 million or 11% to $547.5 million, compared to $491.4 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $4.9 million or 7% in the six months ended June 30, 2006, compared to the same period in the prior year, primarily as a result of completed projects that came on-stream, contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues increased by $51.2 million or 12% in the six months ended June 30, 2006, primarily due to gaming revenues at the Remington Park casino operations which opened in November 2005, increased revenues in MEC's California operations due to 15 additional live race days at Golden Gate Fields and increased attendance and higher levels of handle and wagering at Santa Anita Park, increased revenues due to the opening of the new grandstand facility at Gulfstream Park, an increase in food and beverage revenues in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005 and increased wagering on Laurel Park racing content due to the availability of the new turf course at Laurel Park.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $38.8 million or 8% to $514.1 million in the six months ended June 30, 2006. Operating costs and expenses in the Real Estate Business increased to $32.7 million in the six months ended June 30, 2006, compared to $32.5 million in the six months ended June 30, 2005. As discussed previously, general and administrative costs decreased by $2.4 million, while depreciation and amortization increased by $0.6 million and interest costs increased by $2.0 million.

34    MI Developments Inc.      2006

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $480.1 million in the six months ended June 30, 2005, compared to $440.4 million in the six months ended June 30, 2005, primarily due to the $27.4 million increase in purses, awards and other expenses, a $7.9 million increase in operating costs, a $1.6 million increase in general and administrative expenses and a $2.5 million increase in depreciation expense.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in $1.3 million of additional operating costs and expenses in the six months ended June 30, 2006, compared to $2.4 million in the six months ended June 20, 2005.

Gain on Disposal of Real Estate

In the six months ended June 30, 2006, the Real Estate Business recognized a nominal gain on the disposal of a property held for sale, compared to a net gain of $9.4 million on the disposal of four properties in the six months ended June 30, 2005. In the six months ended June 30, 2006, MEC recognized a gain of $2.9 million on the sale to Magna of a real estate property located in the United States.

Dilution and Other Gains

During the six months ended June 30, 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations` and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 103,419 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements. Similarly, during the six months ended June 30, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares of its Class A Subordinate Voting Stock.

Income Taxes

For the six months ended June 30, 2006, the Company recorded an income tax expense of $10.6 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $36.3 million. By comparison, in the six months ended June 30, 2005, an income tax expense of $13.6 million resulted from income from continuing operations before income tax expense, minority interest and dilution and other gains of $25.5 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $9.8 million, compared to a recovery of $9.6 million in the six months ended June 30, 2005.

Discontinued Operations

As discussed previously, MEC had $0.7 million of income from discontinued operations in the six months ended June 30, 2006, compared to a $5.1 million loss from discontinued operations in the six months ended June 30, 2005.

Net Income

The Company had net income of $38.2 million in the six months ended June 30, 2006, compared to net income of $16.4 million in the six months ended June 30, 2005. The $21.8 million improvement in net income was caused by a $12.6 million increase in the Real Estate Business' net income, a $5.8 million decrease in MEC's net loss and a reduction of net income of $0.3 million in the six months ended June 30, 2006, compared to a $3.6 million reduction in the six months ended June 30, 2005 relating to the elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations.

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LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $69.3 million during the first six months of 2006 and, at June 30, 2006, had cash and cash equivalents of $66.7 million and shareholders' equity of $1.4 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at June 30, 2006.

The outstanding long-term debt in the Real Estate Business at June 30, 2006 was $243.6 million, which is comprised of $236.8 million of the Debentures and $6.8 million of mortgages payable on two properties.

At June 30, 2006, the Real Estate Business' debt to total capitalization ratio was 15%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At June 30, 2006, MEC had borrowed $21.8 million and issued letters of credit totalling $21.9 million and had permanently repaid principal amounts outstanding of $5.5 million under this facility, such that $0.8 million was unused and available. The facility contains financial covenants that include EBITDA maintenance tests relating to Santa Anita Park and Golden Gate Fields, and mandatory repayment provisions. Borrowings under the facility are available by way of U.S. Base Rate loans plus 3% or LIBOR plus 4%. In connection with the amendments to the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan"), MEC obtained an extension to the MEC Credit Facility from July 31, 2006 to November 6, 2006, and the maximum permitted borrowings under such facility for general corporate purposes were increased to $50.0 million. The facility was also amended to provide for an additional $14.0 million to finance the exercise of MEC's purchase options to acquire the remaining 70% interest in AmTote (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). The amendment also requires MEC to repay $39.0 million upon closing of the sale of The Meadows, after repaying the full amount of the MEC Bridge Loan.

The BE&K Loan obtained to partially finance additional material and labour costs and changes in scope of work related to the reconstruction of the Gulfstream Park racing facilities (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") matures on July 31, 2007 and may be extended at the lender's option to July 31, 2008. The loan bears interest at the U.S. Prime rate plus 0.40% per annum and may be repaid at any time, in whole or in part, without penalty. Loans under the facility are secured by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC. MEC intends to repay $2.0 million of this loan directly to BE&K within 30 days of closing of the sale of The Meadows, after repaying the full amount of the MEC Bridge Loan and the $39.0 million required under the MEC Credit Facility. MEC is required to deposit with the MID Lender sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness owing under the BE&K Loan. On June 30, 2006, $5.2 million was advanced under the BE&K Loan.

On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At June 30, 2006, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

On July 31, 2006, one of MEC's European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros. The amendments to the agreement included converting the two facilities into one bank term loan of 4.5 million euros, requiring the repayment of 0.9 million euros on July 31, 2006, extending the term to July 31, 2007 and requiring a further repayment of 0.7 million euros on January 31, 2007.

36    MI Developments Inc.      2006

At June 30, 2006, MEC had cash and cash equivalents of $37.5 million, bank indebtedness of $25.0 million and total shareholders' equity and minority interest totalling $455.9 million.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $191.0 million as at June 30, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business and maintain MEC's obligations with respect to secured and unsecured creditors, neither of which is assured.

The share purchase agreement with respect to the sale of The Meadows (see "MEC — Recent Developments and Initiatives") was amended on July 26, 2006 to reflect the issuance of two notes representing the purchase price in the amounts of the First Note of $175.0 million and the Second Note of $25.0 million. The First Note will be repaid within 35 days of the earlier of (i) the approval of the issuance of the gaming license provided that Millennium-Oaktree's lenders are reasonably satisfied with the conditions imposed by the PGCB and (ii) the issuance of the gaming license. At the time the First Note is repaid, the Second Note, which secures the holdback amount, will be replaced with a letter of credit or corporate guaranty. Funds received on the repayment of the First Note will be used to repay the MEC Bridge Loan, which matures on December 5, 2006. Funds received on the repayment of the First Note will also be used to repay, in part, the MEC Credit Facility, which matures on November 6, 2006 unless further extended with the consent of both parties. Although, MEC expects Millennium-Oaktree to receive approval of the issuance of the gaming license and repay the First Note before the end of October 2006, there is still uncertainty as to the timing of approval of the issuance of a gaming license, which is largely dependent on the applicable Pennsylvania regulatory approval process. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising equity. However, the success of these efforts is not determinable at this time. The unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

In order for MEC to fund operations and implement its strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On July 14, 2006, the applicants filed with the Court a supplementary factum and supporting materials for the purpose of providing the Court with an update concerning events at MID and MEC subsequent to the conclusion of the hearing. On July 20, 2006, the respondents filed supplementary facta and supporting materials responding to the materials filed by the applicants.

MI Developments Inc.      2006    37

For further details of the Company's commitments, contractual obligations and contingencies, refer to notes 14, 15 and 16 to the unaudited interim consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during the six months ended June 30, 2006.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable from MEC" and notes 14 and 16 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,742,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 7 to the unaudited interim consolidated financial statements.

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The Company did not purchase any Class A Subordinate Voting Shares under the normal course issuer bid and has not renewed the program.

DIVIDENDS

In March 2006 and May 2006, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2005 and March 31, 2006, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on April 15, 2006 and June 15, 2006 to shareholders of record at the close of business on March 31, 2006 and May 31, 2006, respectively. In respect of the three-month period ended June 30, 2006, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on September 15, 2006 to shareholders of record at the close of business on August 31, 2006.

MID MANAGEMENT

Mr. Doug R. Tatters resigned from his position as MID's Executive Vice-President and Chief Financial Officer, effective July 7, 2006. On July 11, 2006, the Company's Board of Directors appointed Mr. Robert Kunihiro to serve as Executive Vice-President and Chief Financial Officer, effective on or about August 15, 2006.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. There have been no material new accounting pronouncements and developments issued, or adopted by the Company, since December 31, 2005.

38    MI Developments Inc.      2006

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
Revenue:
Real Estate Business	$31,398	$33,996	$36,484	$36,217	$38,151	$40,282	$43,739	$46,578
MEC(1),(2)	97,793	127,863	246,232	173,679	86,941	130,223	282,750	188,329
Eliminations(3)	—	(85)	(510)	(706)	(1,992)	(3,809)	(6,396)	(7,528)

	$129,191	$161,774	$282,206	$209,190	$123,100	$166,696	$320,093	$227,379

Income (loss) from continuing operations:
Real Estate Business(4)	$11,513	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172	$29,167
MEC(2),(6)	(28,011)	(28,610)	(3,189)	(10,380)	(25,346)	(22,589)	2,776	(16,275)
Eliminations(3)	—	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)	153

	$(16,498)	$(14,080)	$12,792	$8,707	$(8,558)	$(5,041)	$24,440	$13,045

Net income (loss):
Real Estate Business(4)	$11,513	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172	$29,167
MEC(2),(5),(6)	(27,450)	(28,298)	(2,799)	(15,857)	(20,502)	(23,687)	2,838	(15,658)
Eliminations(3)	—	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)	153

	$(15,937)	$(13,768)	$13,182	$3,230	$(3,714)	$(6,139)	$24,502	$13,662

Basic and diluted earnings (loss) per share from continuing operations	$(0.34)	$(0.30)	$0.27	$0.18	$(0.18)	$(0.11)	$0.51	$0.27

Basic and diluted earnings (loss) per share	$(0.33)	$(0.29)	$0.27	$0.07	$(0.08)	$(0.13)	$0.51	$0.28

(1)
Excludes revenues from MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2006 — Revenues".

(3)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 14 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

(4)
The Real Estate Business' results for 2004 include (i) $3.1 million of costs ($1.9 million net of income taxes) related to employee settlement expenses incurred in the third quarter, (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $0.6 million future income tax recovery in the fourth quarter related to changes in European corporate income tax rates. The Real Estate Business' results for 2005 include (i) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, (ii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico, and (iii) costs incurred in association with the Shareholder's Proposals and related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery in the second quarter under the Company's insurance policy of costs incurred in association with such litigation, (ii) a $1.9 million gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, and (iii) a $2.4 million future tax recovery in the second quarter from the reduction in the future Canadian tax rate.

MI Developments Inc.      2006    39

(5)
Income (loss) from continuing operations and net income (loss) for MEC are net of the minority interest impact and dilution and other gains.

(6)
Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC's racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of MVRC. Net income (loss) in the second quarter of 2006 includes a gain of $1.5 million ($0.6 million after related income tax and minority interest expense) included in discontinued operations related to the sale of a restaurant and related real estate in the United States.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

40    MI Developments Inc.      2006

Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2006

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
Revenues
Rental revenue	$39,050	$35,511	$39,050	$35,511	$—	$—
Racing and other revenue	188,329	173,679	—	—	188,329	173,679
Interest and other
income from MEC (note 14)	—	—	7,528	706	—	—

	227,379	209,190	46,578	36,217	188,329	173,679

Operating costs and expenses
Purses, awards and other	84,530	74,740	—	—	84,530	74,740
Operating costs	82,859	79,375	—	—	82,859	79,375
General and administrative (note 14)	22,233	23,479	3,555	5,177	17,796	15,799
Depreciation and amortization (note 14)	20,848	18,933	9,740	9,202	11,165	9,731
Interest expense, net (note 14)	11,061	9,889	2,859	1,633	16,708	8,256

Operating income (loss)	5,848	2,774	30,424	20,205	(24,729)	(14,222)
Gain on disposal of real estate	—	9,306	—	9,306	—	—
Dilution and other gains (note 9)	1,925	—	1,921	—	4	—

Income (loss) before income taxes and minority interest	7,773	12,080	32,345	29,511	(24,725)	(14,222)
Income tax expense (note 10)	6,346	10,731	3,178	7,215	3,168	3,516
Minority interest	(11,618)	(7,358)	—	—	(11,618)	(7,358)

Income (loss) from continuing operations	13,045	8,707	29,167	22,296	(16,275)	(10,380)
Income (loss) from discontinued operations (note 2)	617	(5,477)	—	—	617	(5,477)

Net income (loss)	$13,662	$3,230	$29,167	$22,296	$(15,658)	$(15,857)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.27	$0.18
— Discontinued operations (note 2)	0.01	(0.11)

Total	$0.28	$0.07

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
— Basic	48,290	48,260
— Diluted	48,343	48,308

See accompanying notes

42    MI Developments Inc.      2006

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
Revenues
Rental revenue	$76,393	$71,485	$76,393	$71,485	$—	$—
Racing and other revenue	471,079	419,911	—	—	471,079	419,911
Interest and other income from MEC (note 14)	—	—	13,924	1,216	—	—

	547,472	491,396	90,317	72,701	471,079	419,911

Operating costs and expenses
Purses, awards and other	236,995	209,564	—	—	236,995	209,564
Operating costs	169,786	161,885	—	—	169,786	161,885
General and administrative (note 14)	44,276	46,266	8,212	10,636	34,822	33,204
Depreciation and amortization (note 14)	41,045	37,968	19,111	18,474	21,997	19,494
Interest expense, net (note 14)	21,976	19,615	5,340	3,350	31,384	16,265

Operating income (loss)	33,394	16,098	57,654	40,241	(23,905)	(20,501)
Gain on disposal of real estate	2,892	9,404	9	9,404	2,883	—
Dilution and other gains (note 9)	2,078	7	1,921	—	157	7

Income (loss) before income taxes and minority interest	38,364	25,509	59,584	49,645	(20,865)	(20,494)
Income tax expense (note 10)	10,636	13,633	8,245	10,935	2,391	2,698
Minority interest	(9,757)	(9,623)	—	—	(9,757)	(9,623)

Income (loss) from continuing operations	37,485	21,499	51,339	38,710	(13,499)	(13,569)
Income (loss) from discontinued operations (note 2)	679	(5,087)	—	—	679	(5,087)

Net income (loss)	$38,164	$16,412	$51,339	$38,710	$(12,820)	$(18,656)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.78	$0.45
— Discontinued operations (note 2)	0.01	(0.11)

Total	$0.79	$0.34

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
— Basic	48,290	48,244
— Diluted	48,344	48,305

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Deficit, beginning of period	$(82,269)	$(71,093)	$(99,527)	$(79,932)
Net income	13,662	3,230	38,164	16,412
Dividends	(7,243)	(7,239)	(14,487)	(11,582)

Deficit, end of period	$(75,850)	$(75,102)	$(75,850)	$(75,102)

See accompanying notes

MI Developments Inc.      2006    43

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$13,045	$8,707	$29,167	$22,296	$(16,275)	$(10,380)
Items not involving current cash flows (note 12)	7,518	6,414	3,046	779	6,357	2,542
Changes in non-cash balances (note 12)	(374)	1,642	(5,601)	(4,124)	3,885	5,766

Cash provided by (used in) operating activities	20,189	16,763	26,612	18,951	(6,033)	(2,072)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(41,831)	(40,403)	(17,385)	(16,147)	(24,446)	(24,256)
Proceeds on disposal of real estate properties	6,980	18,993	5,592	15,572	1,388	3,421
Other asset additions	(1,221)	(412)	(277)	(87)	(944)	(558)
Loan advances to MEC (note 14)	—	—	(18,834)	(8,548)	—	—
Loan repayments from MEC (note 14)	—	—	1,800	—	—	—

Cash used in investment activities	(36,072)	(21,822)	(29,104)	(9,210)	(24,002)	(21,393)

FINANCING ACTIVITIES
Net decrease in bank indebtedness	(5,500)	—	—	—	(5,500)	—
Issuance of long-term debt	5,207	16,466	—	—	5,207	16,466
Repayment of long-term debt	(6,528)	(1,807)	(90)	(100)	(6,438)	(1,707)
Loan advances from MID, net (note 14)	—	—	—	—	18,444	8,665
Loan repayments to MID (note 14)	—	—	—	—	(1,800)	—
Dividends paid	(14,487)	(11,582)	(14,487)	(11,582)	—	—

Cash provided by (used in) financing activities	(21,308)	3,077	(14,577)	(11,682)	9,913	23,424

Effect of exchange rate changes on cash and cash equivalents	2,246	(2,849)	2,051	(3,204)	195	355

Net cash flows provided by (used in) continuing operations	(34,945)	(4,831)	(15,018)	(5,145)	(19,927)	314
Net cash flows provided by (used in) discontinued operations	1,214	(1,979)	—	—	1,214	(1,979)

Net decrease in cash and cash equivalents during the period	(33,731)	(6,810)	(15,018)	(5,145)	(18,713)	(1,665)
Cash and cash equivalents, beginning of period	137,945	229,790	81,748	228,842	56,197	46,912

Cash and cash equivalents, end of period	$104,214	$222,980	$66,730	$223,697	$37,484	$45,247

See accompanying notes

44    MI Developments Inc.      2006

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$37,485	$21,499	$51,339	$38,710	$(13,499)	$(13,569)
Items not involving current cash flows (note 12)	31,485	20,338	11,166	10,640	22,738	6,095
Changes in non-cash balances (note 12)	(24,942)	(5,331)	(7,784)	2,879	(18,385)	(8,210)

Cash provided by (used in) operating activities	44,028	36,506	54,721	52,229	(9,146)	(15,684)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(83,664)	(85,620)	(26,305)	(39,177)	(57,359)	(46,443)
Proceeds on disposal of real estate properties	14,225	22,778	5,822	17,747	8,403	5,031
Other asset additions	(1,808)	(534)	(957)	(101)	(851)	(666)
Loan advances to MEC (note 14)	—	—	(62,124)	(19,914)	—	—
Loan repayments from MEC (note 14)	—	—	1,800	—	—	—

Cash used in investment activities	(71,247)	(63,376)	(81,764)	(41,445)	(49,807)	(42,078)

FINANCING ACTIVITIES
Net decrease in bank indebtedness	(5,500)	(500)	—	—	(5,500)	(500)
Issuance of long-term debt	5,207	27,493	—	—	5,207	27,493
Repayment of long-term debt	(15,901)	(3,627)	(176)	(175)	(15,725)	(3,452)
Loan advances from MID, net (note 14)	—	—	—	—	60,577	20,108
Loan repayments to MID (note 14)	—	—	—	—	(1,800)	—
Issuance of shares	—	1,799	—	1,799	—	—
Dividends paid	(14,487)	(11,582)	(14,487)	(11,582)	—	—

Cash provided by (used in) financing activities	(30,681)	13,583	(14,663)	(9,958)	42,759	43,649

Effect of exchange rate changes on cash and cash equivalents	3,249	(6,561)	2,954	(6,003)	295	(558)

Net cash flows used in continuing operations	(54,651)	(19,848)	(38,752)	(5,177)	(15,899)	(14,671)
Net cash flows provided by (used in) discontinued operations	1,405	(262)	—	—	1,405	(262)

Net decrease in cash and cash equivalents during the period	(53,246)	(20,110)	(38,752)	(5,177)	(14,494)	(14,933)
Cash and cash equivalents, beginning of period	157,460	289,054	105,482	228,874	51,978	60,180

Cash and cash equivalents, end of period	$104,214	$268,944	$66,730	$223,697	$37,484	$45,247

See accompanying notes

MI Developments Inc.      2006    45

Consolidated Balance Sheets
(Refer to Note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	June 30, 2006	(restated — notes 2 & 3) December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	(restated — notes 2 & 3) December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$104,214	$157,460	$66,730	$105,482	$37,484	$51,978
Restricted cash (note 14)	42,102	39,104	17,687	13,649	24,415	25,455
Accounts receivable	51,540	47,966	11,124	8,291	40,416	39,675
Loan receivable from MEC (note 14)	—	—	100,508	74,725	—	—
Due from MID (note 14)	—	—	—	—	17,698	13,668
Income taxes receivable	1,879	3,429	1,879	3,429	—	—
Prepaid expenses and other (note 14)	17,176	10,103	3,522	317	14,168	9,786
Assets held for sale (note 3)	2,817	2,719	—	—	2,817	2,719
Discontinued operations	—	254	—	—	—	254

	219,728	261,035	201,450	205,893	136,998	143,535
Real estate properties, net (note 5)	2,358,648	2,264,964	1,368,735	1,308,658	994,874	960,449
Fixed assets, net	75,187	67,023	512	576	74,675	66,447
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 14)	16,867	16,018	3,440	2,437	19,034	20,878
Loans receivable from MEC (note 14)	—	—	160,549	118,145	—	—
Deferred rent receivable	14,338	14,031	14,338	14,031	—	—
Future tax assets	62,258	61,325	8,097	8,886	54,161	52,439
Assets held for sale (note 3)	77,073	76,593	—	—	77,073	76,593
Discontinued operations	—	362	—	—	—	362

	$2,933,967	$2,871,219	$1,757,121	$1,658,626	$1,466,683	$1,430,571

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$24,994	$30,260	$—	$—	$24,994	$30,260
Accounts payable and accrued liabilities	146,610	168,012	20,876	21,724	125,734	146,288
Income taxes payable	9,245	13,037	6,820	8,991	2,425	4,046
Loan payable to MID (note 14)	—	—	—	—	100,508	74,725
Due to MEC (note 14)	—	—	17,698	13,668	—	—
Long-term debt due within one year	59,796	38,382	380	349	59,416	38,033
Deferred revenue (note 14)	18,328	13,255	6,999	5,702	11,908	8,846
Liabilities related to assets held for sale (note 3)	3,039	2,991	—	—	3,039	2,991
Discontinued operations	—	373	—	—	—	373

	262,012	266,310	52,773	50,434	328,024	305,562
Long-term debt (note 6)	163,220	189,196	6,462	6,366	156,758	182,830
Senior unsecured debentures	236,775	226,398	236,775	226,398	—	—
Note obligations	214,570	213,357	—	—	214,570	213,357
Loans payable to MID (note 14)	—	—	—	—	160,549	118,145
Other long-term liabilities	18,671	12,872	—	—	18,671	12,872
Future tax liabilities	153,139	148,961	45,660	44,979	107,479	103,982
Minority interest	199,321	203,925	—	—	199,321	203,925
Liabilities related to assets held for sale (note 3)	24,758	24,746	—	—	24,758	24,746

	1,272,466	1,285,765	341,670	328,177	1,210,130	1,165,419

Shareholders' equity:
Share capital (note 7)	1,575,909	1,575,909
Contributed surplus (note 8)	2,342	2,112
Deficit	(75,850)	(99,527)
Currency translation adjustment (note 9)	159,100	106,960

	1,661,501	1,585,454	1,415,451	1,330,449	256,553	265,152

	$2,933,967	$2,871,219	$1,757,121	$1,658,626	$1,466,683	$1,430,571

Commitments and contingencies (note 15)
See accompanying notes

46    MI Developments Inc.      2006

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2006 and 2005 and for the three-month and six-month periods ended June 30, 2006 and 2005 are unaudited)

1.     BASIS OF PRESENTATION

(a)   Magna Entertainment Corp.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $191.0 million as at June 30, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business and maintain its obligations with respect to secured and unsecured creditors, neither of which is assured. On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of the wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, MEC's standardbred racetrack in Pennsylvania (note 3). The share purchase agreement was amended on July 26, 2006 (note 16) to reflect the issuance of two notes representing the purchase price in the amounts of $175.0 million (the "First Note") and $25.0 million (the "Second Note"). The First Note will be repaid within 35 days of the earlier of (i) the approval of the issuance of the gaming license provided that Millennium-Oaktree's lenders are reasonably satisfied with the conditions imposed by the Pennsylvania Gaming Control Board ("PGCB") and (ii) the issuance of the gaming license to The Meadows. At the time the First Note is repaid, the Second Note, which secures the holdback amount, will be replaced with a letter of credit or corporate guaranty. Funds received on the repayment of the First Note will be used to repay MEC's bridge loan with a subsidiary of MI Developments Inc. (the "MID Lender"), which matures on December 5, 2006 (notes 14 & 16). Funds received on repayment of the First Note will also be used to repay, in part, MEC's $50.0 million senior secured credit facility with a bank (the "MEC Credit Facility"), which matures on November 6, 2006 (note 16) unless further extended with the consent of both parties. Although MEC expects Millennium-Oaktree to receive approval of the issuance of the gaming license and repay the First Note before the end of October 2006, there is still uncertainty as to the timing of approval of the issuance of a gaming license, which is largely dependant on the applicable Pennsylvania regulatory approval process. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising equity. However, the success of these efforts is not determinable at this time. These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MI Developments Inc.      2006    47

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2006 and 2005 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 13 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 14, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to conform to the current period's presentation. Prior period amounts have also been adjusted to reflect the restatement for discontinued operations of MEC (note 2) and changes in assets held for sale by MEC (note 3).

2.     DISCONTINUED OPERATIONS

(a)
On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain on disposition of approximately $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

(b)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million in cash and also assumed ORI's existing debt.

(c)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for the sale of MVRC was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which is included in MEC's accounts receivable on the Company's unaudited interim consolidated balance sheets.

48    MI Developments Inc.      2006

  MEC's results of operations and cash flows related to discontinued operations for the three-month and six-month periods ended June 30, 2006 and 2005, and MEC's assets and liabilities related to discontinued operations as at December 31, 2005, are shown in the following tables:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues	$480	$7,662	$1,564	$15,458
Costs and expenses	510	5,723	1,416	11,566

	(30)	1,939	148	3,892
Depreciation and amortization	2	249	4	517
Interest expense (income), net	(2)	619	(3)	1,253
Write-down of racing license	—	12,290	—	12,290

Income (loss) before gain on disposition	(30)	(11,219)	147	(10,168)
Gain on disposition	1,495	—	1,495	—

Income (loss) before income taxes	1,465	(11,219)	1,642	(10,168)
Income tax expense (recovery)	409	(1,860)	480	(1,476)
Minority interest	439	(3,882)	483	(3,605)

Income (loss) from discontinued operations	$617	$(5,477)	$679	$(5,087)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Cash provided by (used in) operating activities	$(784)	$(909)	$(593)	$1,332
Cash provided by investing activities	1,998	353	1,998	141
Cash used in financing activities	—	(2,019)	—	(2,019)

	1,214	(2,575)	1,405	(546)
Payments (to) from MEC's continuing operations	(1,214)	1,979	(1,405)	262

Net decrease in cash and cash equivalents of discontinued operations during the period	—	(596)	—	(284)
Cash and cash equivalents, beginning of period	—	948	—	636

Cash and cash equivalents, end of period	$—	$352	$—	$352

As at	December 31, 2005
ASSETS
Current assets:
Cash provided by investing activities
Income taxes receivable	$32
Prepaid expenses and other	222

254

Fixed assets, net	344
Future tax assets	18

362

$616

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$373

MI Developments Inc.      2006    49

3.     ASSETS HELD FOR SALE

(a)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale was subject to the completion of due diligence by the purchaser by April 3, 2006 and a closing by April 28, 2006. On April 3, 2006, MEC announced the termination of the sale agreement and, as such, the purchaser was not proceeding with the proposed sale as stipulated in the agreement. MEC is considering its options with respect to this property. MEC has determined that the plan of sale criteria under GAAP is no longer met in relation to this property and, accordingly, as at December 31, 2005, the property has been reclassified to reflect the carrying amount of the property in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets rather than in "assets held for sale".

(b)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement (the "Initial SPA") with Millennium-Oaktree providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc. (collectively, "The Meadows Entities"), each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. Subject to the termination provisions in the Initial SPA, the sale was scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. On July 26, 2006, the terms of the Initial SPA were modified (see note 16 for further details).

  MEC's assets classified as held for sale and corresponding liabilities related to this transaction at June 30, 2006 and December 31, 2005 are shown in the table below.

As at	June 30, 2006	December 31, 2005
ASSETS
Current assets:
Restricted cash	$492	$443
Accounts receivable	281	450
Income taxes receivable	1,320	857
Prepaid expenses and other	724	969

	2,817	2,719

Real estate properties, net	16,485	16,154
Fixed assets, net	1,677	1,576
Racing licence	58,266	58,266
Other assets, net	200	200
Future tax assets	445	397

	77,073	76,593

	$79,890	$79,312

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$3,003	$2,679
Deferred revenue	36	312

	3,039	2,991

Future tax liabilities	24,758	24,746

	$27,797	$27,737

50    MI Developments Inc.      2006

4.     EARNINGS PER SHARE

Diluted earnings per share for the three-month and six-month periods ended June 30, 2006 and 2005 are computed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Income from continuing operations	$13,045	$8,707	$37,485	$21,499
Income from discontinued operations	617	(5,477)	679	(5,087)

Net income	$13,662	$3,230	$38,164	$16,412

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,290	48,260	48,290	48,244
Stock options (thousands)	53	48	54	61

	48,343	48,308	48,344	48,305

Diluted earnings per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.27	$0.18	$0.78	$0.45
— from discontinued operations	0.01	(0.11)	0.01	(0.11)

	$0.28	$0.07	$0.79	$0.34

The computation of diluted earnings per share for the three-month and six-month periods ended June 30, 2006 excludes the effect of the potential exercise of 20,000 (2005 — nil) and 16,593 (2005 — nil) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2006    51

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	June 30, 2006	December 31, 2005
Real Estate Business
Income-producing properties under operating leases
Land	$205,538	$192,873
Buildings, parking lots and roadways — cost	1,281,475	1,198,488
Buildings, parking lots and roadways — accumulated depreciation	(251,296)	(220,895)

	1,235,717	1,170,466

Development properties
Land and improvements	97,934	100,457
Properties under development	11,188	13,863

	109,122	114,320

Properties held for sale	23,896	23,872

	1,368,735	1,308,658

MEC
Revenue-producing racetrack properties
Land and improvements	207,898	206,873
Buildings — cost	602,462	495,018
Buildings — accumulated depreciation	(103,742)	(91,005)
Construction in progress	49,060	119,247

	755,678	730,133

Under-utilized racetrack properties	97,427	96,303

Development properties
Land and improvements	57,890	51,019
Properties under development	3,975	3,155

	61,865	54,174

Revenue-producing non-racetrack properties
Land and improvements	38,834	37,130
Buildings — cost	53,279	51,299
Buildings — accumulated depreciation	(12,209)	(11,090)

	79,904	77,339

Properties held for sale	—	2,500

	994,874	960,449

Eliminations (note 14)	(4,961)	(4,143)

Consolidated	$2,358,648	$2,264,964

6.     LONG-TERM DEBT

On November 17, 2005, a subsidiary of MEC entered into a loan agreement with BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the reconstruction of the racetrack facilities at Gulfstream Park, for a loan of up to $13.5 million (the "BE&K Loan") to assist in the financing of costs as a result of additional material and labour costs and changes in scope of work related to the reconstruction. The loan agreement was amended on June 30, 2006, and the loan amount was increased to

52    MI Developments Inc.      2006

$16.6 million. The loan matures on July 31, 2007 and may be extended at the lender's option to July 31, 2008. The loan bears interest at the U.S. prime rate plus 0.40% per annum and may be repaid at any time, in whole or in part, without penalty. Loans under the facility are secured by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC. MEC intends to repay $2.0 million of this loan directly to BE&K within 30 days of closing of the sale of The Meadows (note 3), after repaying MEC's bridge loan (notes 14 & 16) with the MID Lender and $39.0 million under the MEC Credit Facility (note 16). MEC is required to deposit with the MID Lender sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness owing under the BE&K Loan. On June 30, 2006, $5.2 million was advanced under the loan facility.

7.     SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2004	47,642,083	$1,554,779	548,238	$17,893	48,190,321	$1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The Company did not purchase any Class A Subordinate Voting Shares under the normal course issuer bid and has not renewed the program.

8.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Contributed surplus, beginning of period	$2,249	$2,037	$2,112	$2,387
Stock-based compensation	93	88	230	176
Transfer to share capital on exercise of stock options	—	—	—	(438)

Contributed surplus, end of period	$2,342	$2,125	$2,342	$2,125

MI Developments Inc.      2006    53

9.     CURRENCY TRANSLATION ADJUSTMENT

During the six months ended June 30, 2006, the Company recorded an unrealized foreign currency translation gain of $54.1 million related to its net investments in currencies other than the U.S. dollar. The gain was primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

Included in the Real Estate Business' dilution and other gains for the three and six months ended June 30, 2006, is a $1.9 million currency translation gain realized from capital transactions which gave rise to a reduction in the net investment in certain foreign operations.

10.  INCOME TAXES

The Real Estate Business' income tax expense for the three and six months ended June 30, 2006 includes a future tax recovery of $2.4 million realized from the reduction in the future Canadian tax rate, enacted in June 2006, from 36.1% to 33.0%.

11.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in the MID Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	390,000	33.49	490,000	33.16
Granted	20,000	39.12	—	—
Exercised	—	—	(70,000)	31.85

Stock options outstanding, March 31 and June 30	410,000	33.77	420,000	33.38

Stock options exercisable, June 30	204,000	33.39	146,000	32.73

54    MI Developments Inc.      2006

  The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option valuation model. The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Risk-free interest rate	—	—	4.0%	—
Expected dividend yield	—	—	1.76%	—
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	21.3%	—
Weighted average expected life (years)	—	—	3.0	—
Weighted average fair value per option granted	—	—	$5.67	—

  The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional Deferred Share Units ("DSUs") with a value equal to the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.

  For the three months and six months ended June 30, 2006, 3,882 DSUs and 7,866 DSUs, respectively, were granted pursuant to the DSP. A total of 30,958 DSUs have been granted for periods up to and including June 30, 2006. During the three and six months ended June 30, 2006, 11,715 DSUs were redeemed for $0.4 million. As a result, 19,243 DSUs remain outstanding at June 30, 2006.

  During the three months and six months ended June 30, 2006, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2005 — $0.5 million) and $0.5 million (2005 — $0.6 million), respectively, which includes $0.1 million (2005 — $0.4 million) and $0.3 million (2005 — $0.4 million), respectively, pertaining to DSUs.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

MI Developments Inc.      2006    55

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of MEC's Class A Subordinate Voting Stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred prior to March 31, 2006 and the second distribution date is to occur on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share (the "2005 Performance Share Awards"). At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards and no non-vested 2005 Performance Share Awards. During the six months ended June 30, 2006, 75,907 vested 2005 Performance Share Awards were issued with a stated value of $0.5 million. Accordingly, there are 123,564 vested 2005 Performance Share Awards remaining to be issued under the MEC Program.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 will vest over a 12-month period to December 31, 2006 and will be distributed, subject to certain conditions, on or about March 31, 2007. In the six months ended June 30, 2006, 161,099 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share (the "2006 Performance Share Awards"). During the six months ended June 30, 2006, 1,616 vested 2006 Performance Share Awards were issued and 3,299 2006 Performance Share Awards were forfeited. At June 30, 2006, there were 77,655 vested 2006 Performance Share Awards and 78,529 non-vested 2006 Performance Share Awards.

  In the three-month and six-month periods ended June 30, 2006, MEC issued 25,896 (2005 — 14,175) shares of Class A Subordinate Voting Stock with a stated value of $0.2 million (2005 — $0.1 million) to MEC's directors in payment of services rendered.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in the MEC Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,827,500	6.14	4,500,500	6.18
Granted	—	—	490,000	6.40
Exercised	—	—	—	—
Forfeited and expired	—	—	(145,000)	6.76

Stock options outstanding, March 31	4,827,500	6.14	4,845,500	6.19
Granted	—	—	155,000	6.70
Forfeited	(64,000)	6.80	(88,000)	7.32

Stock options outstanding, June 30	4,763,500	6.13	4,912,500	6.18

Stock options exercisable, June 30	4,245,415	6.08	4,114,430	6.12

56    MI Developments Inc.      2006

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC's stock options (as described further in note 11(a)). The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Risk-free interest rate	—	3.7%	—	3.9%
Expected dividend yield	—	—	—	—
Expected volatility of MEC's Class A Subordinate Voting Stock	—	54.2%	—	54.9%
Weighted average expected life (years)	—	4.0	—	4.0
Weighted average fair value per option granted	—	$2.58	—	$2.90

  During the three months and six months ended June 30, 2006, MEC recognized stock-based compensation expense of $0.6 million (2005 — $0.4 million) and $1.7 million (2005 — $0.7 million), respectively, including $0.3 million (2005 — nil) and $1.1 million (2005 — $0.1 million), respectively, relating to performance share awards.

12.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Real Estate Business
Straight-line rent adjustment	$(104)	$193	$68	$308
Stock-based compensation expense	210	493	498	601
Depreciation and amortization	9,740	9,202	19,111	18,474
Interest income from MEC	(4,018)	(706)	(7,474)	(1,216)
Gain on disposal of real estate	—	(9,306)	(9)	(9,404)
Future income taxes	(939)	835	739	1,740
Dilution and other gains	(1,921)	—	(1,921)	—
Other	78	68	154	137

	3,046	779	11,166	10,640

MEC
Stock-based compensation expense	602	387	1,689	681
Gain on disposal of real estate	—	—	(2,883)	—
Depreciation and amortization	11,165	9,731	21,997	19,494
Interest expense with MID	4,018	—	6,626	—
Amortization of debt issuance costs	2,101	273	3,752	545
Dilution and other gains	(4)	—	(157)	(7)
Future income taxes	(174)	1,642	1,222	(2,571)
Minority interest	(11,618)	(7,358)	(9,757)	(9,623)
Other	267	(2,133)	249	(2,424)

	6,357	2,542	22,738	6,095

Eliminations (note 14)	(1,885)	3,093	(2,419)	3,603

Consolidated	$7,518	$6,414	$31,485	$20,338

MI Developments Inc.      2006    57

(b)
Changes in non-cash balances:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Real Estate Business
Accounts receivable	$(1,318)	$823	$(2,206)	$2,420
Loan receivable from MEC	(878)	—	(389)	—
Prepaid expenses and other	(2,719)	235	(3,143)	(413)
Accounts payable and accrued liabilities	(4,290)	(4,752)	(2,076)	(5,891)
Income taxes	640	4,497	(1,059)	4,381
Deferred revenue	2,964	(4,927)	1,089	2,382

	(5,601)	(4,124)	(7,784)	2,879

MEC
Restricted cash	19,361	10,198	992	4,982
Accounts receivable	22,428	19,518	(2,931)	10,360
Prepaid expenses and other	3,849	3,261	(4,041)	(1,760)
Accounts payable and accrued liabilities	(39,001)	(24,119)	(13,185)	(24,603)
Income taxes	3,285	3,801	(2,161)	7,362
Loan Payable to MID	878	—	389	—
Deferred revenue	(6,915)	(6,893)	2,552	(4,551)

	3,885	5,766	(18,385)	(8,210)

Eliminations (note 14)	1,342	—	1,227	—

Consolidated	$(374)	$1,642	$(24,942)	$(5,331)

13.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna International Inc.'s ("Magna") automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Two of MEC's racetracks (one in the United States and one in Austria) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a television network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc. ("AmTote"), a provider of

58    MI Developments Inc.      2006

totalisator services to the pari-mutuel industry. In April 2006, MEC entered into an agreement with Churchill Downs Incorporated ("CDI") and Racing UK to partner in a subscription television channel called "Racing World" that will broadcast races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centres in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, Canada and the United States.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

14.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Bridge Loan and Project Financings

  (i)
  MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006 (the "MEC Bridge Loan"). The MEC Bridge Loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third and final tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the MEC Bridge Loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under the MEC Credit Facility. Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

    Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the MEC Bridge Loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

    As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (note 3), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the MEC Bridge Loan.

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    As at June 30, 2006, there was a balance of $100.5 million (December 31, 2005 — $74.7 million) due under the MEC Bridge Loan, including $1.0 million (December 31, 2005 — $0.6 million) of interest and fees receivable.

    Subsequent to June 30, 2006, certain terms of the MEC Bridge Loan were amended (see note 16 for further details) and the remaining $0.5 million of available borrowings was advanced to MEC.

  (ii)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing facility. During the three-month and six-month periods ended June 30, 2006, $1.8 million of such amounts were repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.

    As at June 30, 2006, there was a balance of $127.6 million (December 31, 2005 — $97.1 million) due under the Gulfstream Park project financing facility, including $9.7 million of deferred interest (December 31, 2005 — $3.7 million), and a balance of $32.9 million (December 31, 2005 — $21.0 million) due under the Remington Park project financing facility, including $0.3 million of deferred interest (December 31, 2005 — $0.3 million).

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount has been and will be applied against such construction costs. At June 30, 2006, the amount held under the Gulfstream Escrow (including accrued interest) was $17.7 million (December 31, 2005 — $13.7 million), including $6.3 million to cover liens on the property, and is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

    MID has consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, are in excess of the existing cash requirements of the applicable subsidiaries and are to be used by MEC solely to fund payments that are necessary in connection with the operation of the business of MEC and that cannot be deferred on a commercially reasonable basis. The MID Lender will receive waiver fees equal to 1% of the amounts so released, which fees will be capitalized under the applicable project financing facility. $3.6 million of these funds were released in the three months ended June 30, 2006, with a further $1.9 million being released subsequent to June 30, 2006.

    Subsequent to June 30, 2006, certain terms of the Gulfstream Park project financing facility were amended (see note 16 for further details).

60    MI Developments Inc.      2006

  Approximately $8.5 million of costs have been incurred, including $0.9 million and $1.3 million in the three months and six months ended June 30, 2006, respectively, in association with the MEC Bridge Loan and the MEC Project Financing Facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities), over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

(c)   MEC Option

  During the six months ended June 30, 2006, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to September 5, 2006 for aggregate fees of $51 thousand.

  At June 30, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of these costs.

(d)   Hurricane Katrina Relief Effort

  In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At June 30, 2006, the Company has accrued a liability of $0.4 million for the estimated value of the land to be donated.

  The Company also intends to lease the remaining parcel of land to the not-for-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

15.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On July 14, 2006, the applicants filed with the Court a supplementary factum and supporting materials for the purpose of providing the Court with an update concerning events at MID and MEC subsequent to the conclusion of the hearing. On July 20, 2006, the respondents filed supplementary facta and supporting materials responding to the materials filed by the applicants.

MI Developments Inc.      2006    61

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
The Company had $5.9 million (Real Estate Business — $3.4 million; MEC — $2.5 million) of letters of credit issued with various financial institutions at June 30, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.3 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $21.9 million of letters of credit under the MEC Credit Facility.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at June 30, 2006, these indemnities amounted to $5.0 million with expiration dates through 2007.

(f)
At June 30, 2006, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $3.1 million (Real Estate Business — $1.7 million; MEC — $1.4 million).

(g)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property. Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit is included in MEC's accounts payable and accrued liabilities on the Company's unaudited interim consolidated balance sheets. In 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of "The Village at Gulfstream Park™". The agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To June 30, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that point in time. As at June 30, 2006, approximately $11.1 million of costs have been incurred by The Village of Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement also contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

(h)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements, MEC has expended $4.1 million on this initiative, of which $2.3 million was paid in the six months ended June 30, 2006. These amounts have been included in MEC's fixed assets on the Company's unaudited interim consolidated balance sheets. MEC is continuing to explore these development opportunities, but to June 30, 2006 has not entered into binding operating agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To June 30, 2006, MEC has not made any such payments.

62    MI Developments Inc.      2006

(i)
On August 22, 2003, MEC completed the acquisition of a 30% interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. A wholly-owned subsidiary of MEC has a purchase option (the "First Option") to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of acquisition. If MEC exercises the First Option, it has a second purchase option (the "Second Option") to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. In addition, the shareholders of AmTote have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option. On July 26, 2006, MEC announced that it had exercised the First Option and intends to exercise the Second Option (see note 16 for further details).

16.  SUBSEQUENT EVENTS

(a)
On July 26, 2006, MID agreed to amend certain terms of the Gulfstream Park project financing and the MEC Bridge Loan (note 14) as follows:

(i)
MEC Project Financing Facilities

    The Gulfstream Park project financing facility was amended by adding a new tranche of up to $25.8 million (plus costs and deferred interest) to fund MEC's design and construction of a slot machine facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of 500 slot machines.

    The new tranche of the Gulfstream Park project financing facility has a five-year term and bears interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest under the new tranche will be deferred and, beginning January 1, 2007, the new tranche of the Gulfstream Park project financing facility provides for monthly blended payments of principal and interest to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine facility will be made available by way of progress draws and there will be no prepayment penalty associated with the new tranche. The Gulfstream Park project financing facility has been further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. All other terms of the existing Gulfstream Park project financing facility remain unchanged, including that the facility will continue to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The MID Lender charged a fee of 1% of the amount of the new tranche as consideration for the amendments, which amount has been capitalized under the Gulfstream Park project financing facility.

  (ii)
  MEC Bridge Loan

    MID provided its consent under both the Gulfstream Park project financing facility and the MEC Bridge Loan to MEC entering into an amended share purchase agreement in connection with, and transferring ownership of, The Meadows, (note 3). In connection with this consent, the MID Lender received an assignment of the two notes that were issued to MEC in exchange for The Meadows (see below). The maturity date of the MEC Bridge Loan has been extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows. In connection with the amendments to the MEC Bridge Loan, the MID Lender will receive an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan), and is entitled to receive an additional fee of $0.5 million if MEC does not complete its sale of The Meadows by November 6, 2006. MID has also consented to MEC exercising an option to acquire the remaining 70% of AmTote (note 15), in return for which the MID Lender will receive a second-ranking security interest over AmTote (behind the bank lender under the MEC Credit Facility). All other terms of the MEC Bridge Loan remain unchanged.

MI Developments Inc.      2006    63

    In connection with the amendments to the MEC Bridge Loan, MEC amended and extended the terms of the MEC Credit Facility (see below).

(b)
On July 26, 2006, MEC obtained an extension to the MEC Credit Facility from July 31, 2006 to November 6, 2006, and the maximum permitted borrowings under such facility for general corporate purposes were increased to $50.0 million. The AmTote option exercise (see below) will be financed through a further increase of $14.0 million under the MEC Credit Facility (to $64.0 million), in return for which the bank will receive a first-ranking security interest over AmTote, with the MID Lender holding a second-ranking interest. The amendment also requires that MEC repay $39.0 million upon closing of the sale of The Meadows (note 3), after repaying the MEC Bridge Loan.

(c)
On July 26, 2006, MEC announced that it had entered into an amended share purchase agreement, which modifies the Initial SPA with respect to the sale of The Meadows (note 3) as a result of regulatory requirements relating to the approval of the issuance of a gaming license by the PGCB, as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the Initial SPA, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County. The $225.0 million purchase price in the Initial SPA, which included a $39.0 million holdback, has been reduced to $200.0 million, with a $25.0 million holdback payable to MEC over a five-year period, subject to offset for certain indemnification obligations. In exchange for the shares of The Meadows Entities, MEC received two notes representing the purchase price in the amounts of the First Note of $175.0 million and the Second Note of $25.0 million. The First Note will be repaid within 35 days of the earlier of (i) the approval of the issuance of the gaming license provided that Millennium-Oaktree's lenders are reasonably satisfied with the conditions imposed by the PGCB and (ii) issuance of the gaming license. At the time the First Note is repaid, the Second Note, which secures the holdback amount, will be replaced with a letter of credit or corporate guaranty. In the event that the First Note is not repaid by October 31, 2006, which date may under certain circumstances be extended up to December 5, 2006, then the two notes will be cancelled and the shares of The Meadows Entities will be returned to MEC. Concurrently, with entering into the amended share purchase agreement, the parties have entered into a racing services agreement whereby the Company will continue to manage the racing operations at The Meadows, on behalf of Millennium-Oaktree, for at least five years.

(d)
On July 26, 2006, MEC announced that it had exercised the First Option to acquire an additional 30% equity interest in AmTote and had sent to AmTote written notice of MEC's intention to exercise the Second Option to acquire the remaining 40% equity interest in AmTote. The purchase price to acquire the remaining 70% of AmTote will be determined at the purchase option closing dates in accordance with the formula contained in the AmTote stockholders agreement. The closing of the First Option to acquire an additional 30% equity interest of AmTote will occur no later than September 25, 2006 and the closing of the Second Option to acquire the remaining 40% equity interest will occur no later than November 25, 2006. MEC expects that the aggregate purchase price for the remaining 70% of AmTote will be approximately $14.0 million, which will be financed through the MEC Credit Facility as discussed above.

(e)
On July 31, 2006, one of MEC's European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros. The amendments to the agreement included converting the two facilities into one bank term loan of 4.5 million euros, requiring the repayment of 0.9 million euros on July 31, 2006, extending the term to July 31, 2007 and requiring a further repayment of 0.7 million euros on January 31, 2007.

64    MI Developments Inc.      2006

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer and Interim Chief Financial Officer
Frank Vasilkioti
President, Aegis Corporate Financial Services Limited
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer and Interim Chief Financial Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Robert S. Mintzberg
Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MIM.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.B)

Investor Relations Queries
John D. Simonetti, Chief Executive Officer and Interim Chief Financial Officer (905) 726-7619

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2006 SECOND QUARTER RESULTS